Pinnacle℠
FINANCIAL PARTNERS

INC



05047309



P.E.
12-31-04

AR/S

2004 ANNUAL REPORT

PINNACLE MISSION

To provide extraordinary products, service and financial advice enthusiastically and confidently at a level superior to all other financial service providers.

To provide a rewarding and meaningful experience for associates in an exciting and challenging work environment where ideas are shared and valued with emphasis placed on continuing learning opportunities and a balance of life.

To be a positive and active role model in our communities.

To increase shareholder wealth by consistently outperforming comparable peers.

Dear Fellow Shareholders:

By virtually every metric, 2004 was another exceptional year for Pinnacle. Our priority has always been to hire and retain the most experienced, client-oriented associates in the market, provide them the infrastructure they need to succeed, and empower them to take care of our clients. As we look at our 2004 performance, we believe this approach has again resulted in significant shareholder value for you.

Among the highlights of our financial performance in 2004, Pinnacle:

- Experienced a 92.5 percent increase in stock price, from $11.75 at December 31, 2003 to $22.62 at December 31, 2004;
- Increased earnings per share by 91 percent to $0.61 per diluted share;
- Grew assets by 46 percent to $727 million, maintaining our position as Nashville's largest locally-owned financial firm and the fastest-growing of the 185 banks chartered in the U.S. in 2000;
- Grew loans by 59 percent and deposits by 46 percent;
- Increased investment assets held by Pinnacle Asset Management by 25 percent to $398 million; and
- Raised $17.2 million in additional capital (977,500 shares at $20/share) through our second follow-on stock offering.

These important measures only tell part of the story. We have also been diligently working to ensure we are positioned to sustain this level of growth in 2005 and beyond. To that end, we:

- Hired another 33 highly experienced and motivated associates during 2004 and made plans to add 33 associates in 2005;
- Opened two new offices in high growth locations, further boosting our presence in the seven trade areas that account for 67 percent of the market's deposits;
- Initiated planning for another four offices opening in 2005 and 2006 in deposit-rich areas, bringing our total to 11 offices in the Nashville MSA;
- Created a medical practice specialty, led by one of the market's most prominent and experienced financial advisors for this segment;
- Established Pinnacle Advisory Services and hired a 20-year tax planning veteran for the delivery of financial planning services, which we believe to be one of the most important and powerful aspects of providing effective financial advice; and
- Achieved a 98 percent annual associate retention rate, and provided an environment that resulted in Pinnacle being named by the *Nashville Business Journal* as the "Best Place to Work" among Middle Tennessee's large companies

Our clients continue to report we are delivering on our promise to them as literally 100 percent of our client survey respondents indicate Pinnacle is recognizably better than our competitors. With this level of client satisfaction and our associates' expertise and commitment, we are convinced that our historical level of growth is sustainable for the foreseeable future. In fact, we believe we have already built the capacity to grow assets to $1.2 billion, even without the planned addition of new offices and new sales associates. By continuing to invest in Pinnacle, we better position ourselves to take advantage of the very significant opportunities we see in the marketplace.

We welcome your questions and feedback, and we appreciate the confidence you have placed in Pinnacle.

Sincerely,



M. Terry Turner
President and CEO



Robert A. McCabe, Jr.
Chairman

PINNACLE FINANCIAL PARTNERS, INC.

2004 Annual Report to Shareholders

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Pinnacle Financial's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions, (iii) lack of sustained growth in the economy in the Nashville, Tennessee area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, Pinnacle National Bank - to satisfy regulatory requirements for its expansion plans, and (vi) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes Oxley Act of 2002. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to Pinnacle Financial.

Unless this Annual Report indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Pinnacle Financial Partners" or "Pinnacle Financial" as used herein refer to Pinnacle Financial Partners, Inc. and its subsidiary Pinnacle National Bank, which we sometimes refer to as "Pinnacle National," "our bank subsidiary" or "our bank" and its other subsidiaries. References herein to the fiscal years 2000, 2001, 2002, 2003 and 2004 mean our fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

BUSINESS INFORMATION

Poised for Growth and Shareholder Value

Creating long-term shareholder value is a major tenet of Pinnacle's mission. We believe we take care of our clients better than anyone else in the market because we attract and keep the most talented and experienced financial professionals. Therein lies our ability to create long-term value for the shareholder.

Each year as we assess our plans and performance, the ultimate measure of success is the price performance of our stock. Over the last four years, the price performance of Pinnacle's stock has been extraordinary, up 583 percent.

Pinnacle Performance vs. Major Indices



700.0%
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500.0%
400.0%
300.0%
200.0%
100.0%
0.0%
-100.0%
-200.0%
PNFP
SE Bank Index
Nasdaq Composite Index
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Dec-04

Just in the last full year of performance, our stock price increased 92.5 percent. We believe the reason for this price performance is a well-executed strategy that results in sustainable growth. At Pinnacle, when we look at growth, we are interested not only in balance sheet growth, but parallel growth in profitability – which is distinctive.

Pinnacle Strategies

Pinnacle has seven core business strategies, each of which is aimed at providing clients effective advice and distinctive service:

- Hire and retain highly experienced and qualified financial services professionals with successful track records and, for client contact personnel, an established client base of small businesses and affluent households in Nashville.

  At the end of 2004, Pinnacle had 123 associates, including 33 who joined the Pinnacle team in 2004. Most of these associates have worked in similar positions in the Nashville area for at least 10 years. On average, our financial advisors have in excess of 20 years experience as commercial bankers or investment advisors in Nashville. This is largely because we have not hired a single associate from an unsolicited application. Instead, we recruit the best in the market – people who are known to us – people with significant expertise, demonstrated client orientation, large client followings and a strong likelihood of thriving in the client-centered Pinnacle culture.

Our annual associate retention rate of 98 percent is just as impressive as our recruiting success. We know how important associate retention is to our clients who have experienced significant turnover in previous relationships at the large national or regional banks with whom we compete. Because retaining high caliber financial advisors is so critical to our success, we are particularly pleased the *Nashville Business Journal* ranked Pinnacle as Middle Tennessee's "Best Place to Work" among comparably-sized companies in both 2003 and 2004.

- Provide individualized attention with consistent, local decision-making authority. When presented with a choice, we believe that our clients prefer to work with a locally-owned institution headquartered in Nashville, rather than a large, multi-state bank where many important decisions regarding a client's financial affairs are made elsewhere. Probably the single most important factor influencing the magnitude of Pinnacle's opportunity is that two decades of bank consolidation have left Nashville with virtually no local banks of consequence. Today, Pinnacle is the largest financial institution headquartered in Nashville.

- Offer a full line of financial services to include traditional depository and credit products, as well as sophisticated investment and insurance products.

  Unlike most community banks, we established our own asset management arm, Pinnacle Asset Management, at the outset. As of December 31, 2004, Pinnacle Asset Management had accumulated $398 million in brokerage assets. We also offer our clients a full suite of treasury management services, typically reserved only for clients of the large regional institutions. And in 2004, we established Pinnacle Advisory Services and hired a well-respected 20-year tax-planning veteran to lead the delivery of financial planning services at Pinnacle.

- Capitalize on client dissatisfaction that has been caused by our competitors' less than satisfactory response to the financial needs of today's sophisticated consumers and small businesses. Since we began our firm, we have historically surveyed our clients on numerous matters related to their relationship with us. Consistently, these surveys indicate that our service quality is significantly better than our clients' prior financial services provider. Literally 100 percent of our survey respondents say we are "recognizably better than" our competitors.

- Build on our directors' and officers' diverse personal and business contacts, community involvement and professional expertise. Pinnacle's directors and executive officers have a unique blend of experience as business leaders and community leaders as well as experience with other public companies, including financial services companies. In addition to their oversight responsibilities, they are highly motivated and deeply involved in our business development efforts, which is a competitive advantage for Pinnacle.

  We have recruited Nashville's leading financial services professionals from AmSouth, SunTrust, Union Planters, US Bank, etc. At Pinnacle, these individuals work with clients, attend to their individual clients' financial needs, and have large and loyal client followings. This is in stark contrast to many of our competitors where employees are managing processes designed and implemented from remote locations such as Atlanta, Birmingham or Charlotte – places where clients are numbers and statistics, not real people with real needs.

- Build a distribution system designed to prudently expand our physical and virtual market presence, thereby providing convenience and distinctive service for our clients 24 hours a day.

We opened two new offices in 2004 and intend to open two more offices in 2005. Our courier deposit pickup service consistently receives high marks from our small business clients. We now have approximately 49 percent of our commercial clients utilizing our internet banking product, a rate well over the industry averages.

- Use technology and strategic alliances to provide a broad array of sophisticated and convenient products and services. For instance, we have determined the investment required to provide certain services would not be profitable for Pinnacle at this stage. We also know these services are critical to our ability to be effective financial advisors and serve the financial needs of small business owners and affluent clients. We choose to meet these needs through strategic partnerships and alliances with well-known providers such as Raymond James Financial for investments and Cumberland Trust for trust services. In selecting these partners, we are very careful to ensure they are prepared and capable of delivering the exceptional level of distinctive service and effective advice our clients have come to associate with Pinnacle.

Nashville: A Growth Market With Vulnerable Competition

The Nashville MSA is a great financial services market because of the growth dynamics that are present in the Nashville economy and because of the competitive landscape and related turmoil in the local regional banks due to mergers and reorganizations. The combination of these two factors provides a "once in a generation" opportunity for Pinnacle's shareholders and associates.

The Nashville market itself is growing as a result of its location within the state and its proximity to population centers, its ability to attract major company headquarters, and its business climate. Following are key factors that make the Nashville MSA a high growth market:

Nashville MSA

- State capital of Tennessee
- 1.3 million people (Tennessee's largest MSA)
- $21.3 billion in deposits
- Primary transportation corridor, with three connecting interstates

Market Growth

- 18th fastest growing market in population nationwide
- 4th fastest growing market in per capita income nationwide
- High volume, high quality growth

Diverse Market

- Home to Tennessee state government
- Major headquarters such as HCA, Louisiana Pacific, Caremark, Dollar General, CBRL, Tractor Supply, LifePoint, Asurion
- Nissan and Saturn manufacturing plants
- Vanderbilt University
- Grand Ole Opry and Country Music Hall of Fame
- NFL Tennessee Titans and NHL Nashville Predators

Nashville Economic Development Profile

- America's Hottest Market (for relocating or expanding)
- 3rd Best business climate in the U.S.
- Top 10 Economic Development Agency
- Five Star City for Logistics
- Top 10 Digital City
- Least Costly City for Businesses
- Top 10 City for African-Americans to Live, Work and Play
- America's Friendliest City

Source: Site Selection, Expansion Management, Southern Business and Development, KPMG, Black Enterprise, Travel & Leisure/Travel Channel

Vulnerable Competition

Being located in a high growth market is only part of the equation. Pinnacle's unique growth opportunity is also due to the competitive landscape, a key reason the firm was founded in 2000.

The mergers that started in the 1980s and continue today have left the Nashville MSA a fertile ground for a financial services firm focused on distinctive service and effective advice. As large banks merge with other banks they are required to focus internally; as a result, clients and associates alike become disenfranchised. When the merged institutions then implement their individual brands of centralization and bureaucracy, clients and associates become even more frustrated and dissatisfied.

Today, our market is dominated by three national or regional banks – AmSouth, SunTrust, and Bank of America – who control a combined market share of 53 percent, and all of whom acquired local banks to obtain that position. The consolidation turmoil only continues with Regions Bank's acquisition of Union Planters and SunTrust's acquisition of National Bank of Commerce, all four of which offer significant market share opportunities in Nashville.

Nashville Market Share Change



30
25
20
15
10
5
0
Percentage
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
AmSouth
SunTrust
B of A
Community Banks

This is the perfect environment for Pinnacle. We have clearly defined our target market segment, we deliver service that is better than clients have ever experienced, and we have proven our ability to attract the best financial services professionals in the market.

Pinnacle's ability to capture market share in this environment is evidenced by the trend in market share in the Nashville MSA. The three largest bank holding companies – AmSouth, Bank of America, and SunTrust – have lost a combined 9.5 percentage points in market share since 1999. That loss has been picked up primarily by locally-owned firms like Pinnacle. While Pinnacle's growth to date has been dramatic, our deposit market share only represents approximately 2% of the market – clearly offering a significant opportunity to continue the rapid growth.

Execution and Capacity – The Keys to Continued Growth

Executing our strategies exceptionally well and our inherent growth capacity are the two keys to our future growth. Our financial performance demonstrates our associates' ability to execute the strategies. We believe Pinnacle has the capacity to increase its size from $727 million to $1.2 billion, ***even if we were to choose not to hire more financial advisors or build more offices over the next few years***. We believe this for several reasons directly tied to execution and capacity:

Asset Growth *(end of period, in millions)*
Pinnacle's asset growth has consistently outpaced targets



$1,200
$1,000
$800
$600
$400
$200
$-
$175
$305
$498
$727
$1,000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Plan
Actual

Momentum

- We grew assets from $19 million to $727 million in four years. Our business development efforts are producing consistent growth, with strong and robust pipelines.
- Our leadership team hired 33 people in 2004 and 37 in 2003. These associates are the most respected financial services professionals in our area, and all of our client contact associates had a significant client base before joining Pinnacle. They have produced our extraordinary growth without the benefit of any advertising.
- We have opened seven offices in just over four years of operation, each one in a strategic location based on our target market; these seven offices are located in trade areas that account for 67 percent of the deposits in the entire MSA. With these locations, Pinnacle is well-positioned to increase market share over the next few years.
- Our associates have amassed total loans of $472 million and total deposits of $571 million, demonstrating remarkably consistent, reliable quarterly growth in our first four years of operation as shown in the charts below.

Total Loans (in millions)


CAGR
1yr 46%
3yr 52%
$500
$400
$300
$200
$100
$0
1-01
2-01
3-01
4-01
1-02
2-02
3-02
4-02
1-03
2-03
3-03
4-03
1-04
2-04
3-04
4-04

Total Deposits (in millions)


CAGR
1yr 30%
3yr 62%
$600
$500
$400
$300
$200
$100
$0
1-01
2-01
3-01
4-01
1-02
2-02
3-02
4-02
1-03
2-03
3-03
4-03
1-04
2-04
3-04
4-04

Future Expansion Plans

We have already built the team and infrastructure that would allow us the capacity to achieve an asset base of $1.2 billion. In other words, with the team we have in place, we can build the $1.2 billion in assets simply by finishing the expected consolidation of business to Pinnacle from our associates' former employers. By continuing to invest in the company, which we intend to do, we are better positioned to take advantage of the significant opportunities in the market.

- We plan to hire another 33 known financial professionals in 2005, further boosting our ability to provide effective advice through seasoned financial professionals.
- We expect to build four new offices during 2005 and 2006 in deposit-rich trade areas; one of these, in Hendersonville northeast of Nashville's central business district, will be open in mid-2005.
- Pinnacle will consider extending into other urban markets such as Memphis and Knoxville if we see an opportunity to go to one of those markets and replicate what we've done in Nashville – hire the best known bankers and brokers in the market.

Shareholder Alignment

One of the critical factors to creating shareholder value is aligning associates interests with those of our shareholders. Our Leadership Team and our associates drive the company's performance, so our interests must be aligned with those of our shareholders. The best way to ensure this alignment is to make shareholders of all associates. To that end, we have in place:

- Insider ownership of 30 percent
- Significant executive ownership of 15 percent
- Performance-based, at-risk compensation for executive management
- Broad-based stock option plan for all associates, creating a keen sense of ownership
- Annual cash bonuses for all associates based on corporate soundness and earnings thresholds, rather than on product sales or cold call statistics

Performance Against Commitments

Pinnacle's board of directors measures the company's actual performance against a strategic framework of 20 financial and other metrics categorized by soundness, profitability, growth, and market effectiveness. Examples of these include the traditional measures of ROA and ROE for Profitability; growth in earnings per share year over year for Growth; and market share for Market Effectiveness. We also measure ourselves with several "nontraditional" measures, such as employee retention rates and client service quality indicators.

The strategic framework targets are reviewed and occasionally modified by the board to ensure they are the right targets for the current environment. The following charts detail our net income and return on asset trends since the first quarter of 2002. We believe our being committed to delivering sound performance is the primary reason these charts show the consistent, significant growth in these two measures since 2002.

Net Income (in millions)


$2.0
$1.5
$1.0
$0.5
$0.0
1-02
2-02
3-02
4-02
1-03
2-03
3-03
4-03
1-04
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4-04

Return on Assets


1.00%
0.75%
0.50%
0.25%
0.00%
1-02
2-02
3-02
4-02
1-03
2-03
3-03
4-03
1-04
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4-04

Thank you for taking the time to review our operating performance and for your continued interest in Pinnacle. Our hope is that as you review the information and consider the exciting results that have been achieved thus far, you will be just as excited as we are about what lies ahead for Pinnacle, its clients, its shareholders, and its associates.

SELECTED FINANCIAL DATA

	2004	2003	2002	2001	2000
	(in thousands, except per share data, ratios and percentages)				
Statement of Financial Condition Data:					
Total assets	$ 727,139	$ 498,421	$ 305,279	$ 175,439	$ 39,042
Loans, net of unearned income	472,362	297,004	209,743	134,440	12,407
Allowance for loan losses	(5,650)	(3,719)	(2,677)	(1,832)	(162)
Total securities	208,170	139,944	73,980	19,886	7,116
Deposits and securities sold under agreements to repurchase	602,655	405,619	249,067	147,917	22,945
Advances from FHLB	53,500	44,500	21,500	8,500	--
Subordinated debt	10,310	10,310	--	--	--
Stockholders' equity	57,880	34,336	32,404	18,291	15,771
Income Statement Data:					
Interest income	$ 27,679	$ 18,262	$ 12,561	$ 6,069	$ 506
Interest expense	7,415	5,363	4,362	2,579	125
Net interest income	20,264	12,899	8,199	3,490	381
Provision for loan losses	2,948	1,157	938	1,670	162
Net interest income after provision for loan losses	17,316	11,742	7,261	1,820	219
Noninterest income	5,473	3,287	1,732	1,341	115
Noninterest expense	15,298	11,049	7,989	6,363	2,589
Income (loss) before income taxes	7,491	3,980	1,004	(3,202)	(2,255)
Income tax expense (benefit)	2,172	1,425	356	(2,065)	--
Net income (loss)	$ 5,319	$ 2,555	$ 648	$ (1,137)	$ (2,255)
Per Share Data (1):					
Earnings (loss) per share – basic	$ 0.69	$ 0.35	$ 0.11	$ (0.29)	$ (1.39)
Weighted average shares outstanding – basic	*7,750,943*	*7,384,106*	*6,108,942*	*3,963,196*	*1,617,616*
Earnings (loss) per share – diluted	$ 0.61	$ 0.32	$ 0.10	$ (0.29)	$ (1.39)
Weighted average shares outstanding – diluted	*8,698,139*	*7,876,006*	*6,236,844*	*3,963,196*	*1,617,616*
Book value per share	$ 6.90	$ 4.65	$ 4.39	$ 3.96	$ 4.13
Common shares outstanding at end of period	*8,389,232*	*7,384,106*	*7,384,106*	*4,624,106*	*3,820,000*
Performance Ratios and Other Data:					
Return on average assets	0.89%	0.66%	0.29%	(1.19)%	(4.70)%
Return on average stockholders' equity	12.31%	7.70%	2.47%	(7.8)%	(7.7)%
Net interest margin	3.62%	3.53%	3.81%	3.95%	5.71%
Net interest spread	3.34%	3.23%	3.42%	3.29%	2.33%
Noninterest income to average assets	0.92%	0.85%	0.76%	1.41%	0.42%
Noninterest expense to average assets	2.56%	2.85%	3.50%	6.70%	5.92%
Efficiency ratio	59.4%	68.3%	80.4%	131.7%	402.5%
Average loan to average deposit ratio	79.0%	85.5%	98.5%	94.9%	98.6%
Average interest-earning assets to average interest-bearing liabilities	120.0%	118.9%	119.6%	122.7%	248.0%
Asset Quality Ratios:					
Allowance for loan losses to nonperforming assets	1,006.9%	981.3%	143.4%	732.8%	0.00%
Allowance for loan losses to total loans	1.20%	1.25%	1.28%	1.36%	1.31%
Nonperforming assets to total assets	0.08%	0.08%	0.61%	0.14%	0.00%
Nonaccrual loans to total loans	0.12%	0.13%	0.89%	0.19%	0.00%
Net loan charge-offs to average loans	0.27%	0.05%	0.05%	0.00%	0.00%
Net charge-offs as a percentage of:					
Provision for loan losses	34.49%	9.94%	9.91%	0.00%	0.00%
Allowance for loan losses	18.00%	3.09%	3.47%	0.00%	0.00%
Capital Ratios:					
Leverage (2)	9.7%	9.7%	11.1%	11.6%	82.5%
Tier 1 risk-based capital	11.7%	11.8%	12.7%	10.1%	58.8%
Total risk-based capital	12.7%	12.8%	13.8%	11.2%	59.4%

(1) Earnings per share information reflects the impact of a two for one stock split which was effective on May 10, 2004.
(2) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2004 and 2003 and our results of operations for the years ended December 31, 2004, 2003 and 2002. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. Pinnacle Financial's rapid growth from its inception through the fourth quarter of 2004 has had a material impact on Pinnacle Financial's financial condition and results of operations. This rapid growth resulted in net income for the year ended December 31, 2004 of $0.61 per diluted share as compared to $0.32 per diluted share for the twelve months ended December 31, 2003 and $0.10 per diluted share for 2002. At December 31, 2004, loans totaled $472 million, as compared to $297 million at December 31, 2003, while total deposits increased to $571 million at December 31, 2004 from $391 million at December 31, 2003.

Results of Operations. Pinnacle Financial's net interest income increased to $20.3 million in 2004 from $12.9 million in 2003. The net interest margin (the ratio of net interest income to average earning assets for the period) was 3.62% for the year ended December 31, 2004 compared to 3.53% for the same period in 2003.

Our provision for loan losses increased $1.8 million in 2004 to $2,948,000 from $1,157,000 in 2003. The increase in loan volumes and net charge-off's during 2004 were the primary causes for the increase. As our loan portfolio continues to grow, Pinnacle Financial expects that such growth will be considered in establishing the allowance for loan losses.

Noninterest income for 2004 compared to the same time period in 2003 increased by $2,187,000, or 66%. The increase was primarily due to Pinnacle National beginning a mortgage origination unit in early 2003, increases in investment services revenues between the periods, and increases in gains on the sales of loan and loan participations and securities available-for-sale.

Our growth in 2004 resulted in an increase of $4.2 million in noninterest expense compared to 2003 as a result of increases in salaries and employee benefits, equipment and occupancy expenses and other operating expenses. We also increased the number of full-time equivalent employees from 89.5 at December 31, 2003 to 122.0 at December 31, 2004. As a result, we experienced a $2,280,000 increase in compensation and employee benefit expense. We expect to add additional employees throughout 2005 which will cause our compensation and employee benefit expense to increase in future periods. Additionally, our branch expansion efforts in 2003 and 2004 also resulted in increased noninterest expense for 2004. The increased operational expenses for two branches opened in 2003 and the opening of one additional branch in 2004 will continue to result in increased noninterest expense in future periods. Although our expenses increased in 2004 when compared to 2003, our efficiency ratio, the ratio of noninterest expense to the sum of net interest income and noninterest income, decreased from 68.3% for 2003 to 59.4% for 2004.

We believe that a rising interest rate environment, which we also believe is somewhat more likely than a falling rate environment over the next few quarters, should result in greater net interest income for us than a falling or stagnant rate environment. At December 31, 2004, approximately 56.0% of our loan volumes are floating rate loans that reprice immediately with adjustments to our prime lending rate or other similarly published overnite interest rate indices. We also believe we will continue to increase assets with continued emphasis on floating rate lending. However, the additional revenues provided by these two items may not be sufficient to overcome any immediate increases in funding costs which would also be incurred in a rising rate environment.

Conversely, a falling rate environment would serve to have the opposite effect on our net interest income. In a falling rate environment, we may not be able to reduce our deposit funding costs by any meaningful amount due to market pressures, while our interest income would decrease at a more rapid pace.

In the latter half of 2004, the Federal Reserve's Open Market Committee began increasing its benchmark Fed Funds rate in 25 basis point increments. At the end of 2004, the benchmark Fed Funds rate was 2.25% as compared to 1.00% for substantially the entire first half of 2004. We believe these actions contributed favorably to our 2004 results due to the repricing of our floating rate loans concurrently with Fed Funds rate increases. Conversely, our deposit rates also increased during this period, but did not offset the impact of the increase on floating rate loans to a significant degree. Should the Federal Reserve continue to increase Fed Funds rates, we believe the impact of such actions will not be as favorable in 2005 due to increased pressure from competitors on deposit pricing.

Financial Condition. The $175 million increase in loans in 2004 contributed to the increase in our net income for 2004 when compared to an increase of $87 million in loans for the similar period in 2003. This increase in loan volume offset the slight decrease in average yields on loans between 2004 and 2003. As we seek to increase our loan portfolio, we must also continue to monitor the risks inherent in our lending operations. If our allowance for loan losses is not sufficient to cover loan losses in our loan portfolio, increases to the allowance for loan losses would be required which would decrease our earnings.

We have successfully grown our total deposits to $571 million at December 31, 2004. This growth in deposits has allowed us to fund our asset growth at a lower cost in 2004 than in 2003. While rates paid on deposits decreased during 2004 compared to the same period in 2003, we typically adjust our loan yields at a faster rate than we adjust our deposit rates. As such, our deposit funding costs did not decrease as quickly as did revenues from interest income on floating rate earning assets.

Capital and Liquidity. On December 30, 2003, we issued $10 million in subordinated debt which bears interest at a floating rate based on a spread over 3-month LIBOR, which is set each quarter, and matures on December 30, 2033. Pursuant to current regulatory guidelines, all of this issuance is classified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, our capital ratios, including Pinnacle National's capital ratios, met regulatory minimum capital requirements and all requirements Pinnacle Financial has committed to regulators to maintain. Additionally, at December 31, 2004, Pinnacle National would be considered to be "well-capitalized" pursuant to banking regulations.

During the third quarter of 2004, we concluded a follow-on offering of our common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 850,000 shares of common stock to the general public at $20 per share. The underwriters also exercised an over-allotment option and purchased an additional 127,500 shares at $20 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18.2 million.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (ALL). Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire ALL is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogeneous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on management's experience, we also assign loss ratios to our consumer portfolio. These loss ratios are assigned to the various homogenous categories of the consumer portfolio (e.g., automobile, residential mortgage, home equity).

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The unallocated amount represents estimated inherent credit losses which may exist, but have not yet been identified, as of the balance sheet date. In estimating the unallocated amount, such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the ALL to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly and annual financial information.

In assessing the adequacy of the ALL, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of Pinnacle National, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

Results of Operations

Our results for fiscal years 2004, 2003 and 2002 were highlighted by the continued growth in loans and other earning assets and deposits, which resulted in increased revenues and expenses. The following is a summary of our results of operations (dollars in thousands):

	Years ended December 31, 2004	Years ended December 31, 2003	2004-2003 Percent Increase	Year ended December 31, 2002	2003-2002 Percent Increase
Interest income	$ 27,679	$ 18,262	52 %	$ 12,561	45 %
Interest expense	7,415	5,363	38	4,362	23
Net interest income	20,264	12,899	57	8,199	57
Provision for loan losses	2,948	1,157	155	938	23
Net interest income after provision for loan losses	17,316	11,742	47	7,261	62
Noninterest income	5,473	3,287	67	1,732	90
Noninterest expense	15,298	11,049	38	7,989	38
Net income before taxes	7,491	3,980	88	1,004	296
Income tax expense	2,172	1,425	52	356	300
Net income	$ 5,319	$ 2,555	108 %	$ 648	294 %

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2004, we recorded net interest income of $20,264,000, which resulted in a net interest margin of 3.62%. For the year ended December 31, 2003, we recorded net interest income of $12,899,000, which resulted in a net interest margin of 3.53% for the year. For the year ended December 31, 2002, we recorded net interest income of $8,199,000, which resulted in a net interest margin of 3.81% for the year.

The activities of the Federal Reserve's Open Market Committee have a significant influence on our net interest income and margin. During 2002, the Open Market Committee lowered the Federal funds rate 50 basis points to 1.25% in an effort to provide stimulus to the national economy. During the first quarter of 2003, the Federal Reserve Open Market Committee lowered the Federal funds rate from 1.25% to 1.00% and it remained 1.00% until June 30, 2004 when the Open Market Committee increased the Federal funds rate to 1.25%. Subsequently, the Open Market Committee increased the Federal funds rate to 1.75% during the third quarter of 2004 and to 2.25% in the fourth quarter of 2004. Our management believes this historically low interest rate environment had a negative impact on our net interest income, particularly during the periods prior to June 30, 2004, before the Open Market Committee began to initiate several Federal funds rate increases, as a significant number of our customers are adjustable rate borrowers with their lines of credit tied primarily to our prime lending rate which declined in lock-step with the Federal funds rate declines.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets for each of the years in the three-year period ended December 31, 2004 (dollars in thousands):

	2004			2003			2002		
	Average Balances	Interest	Yields/ Rates (1)	Average Balances	Interest	Yields/ Rates	Average Balances	Interest	Yields/ Rates
Interest-earning assets:									
Loans (2)	$ 373,287	$ 19,910	5.34 %	$ 254,550	$ 13,709	5.39 %	$ 170,943	$10,510	6.15 %
Securities:									
Taxable	162,712	6,936	4.26	100,547	4,158	4.14	36,475	1,838	5.04
Tax exempt	13,899	491	4.55	6,172	217	4.37	892	35	4.71
Federal funds sold and other	14,716	342	2.01	8,584	178	2.07	7,011	178	2.64
Total interest-earning assets	564,614	27,679	4.91	369,853	18,262	4.96	215,321	12,561	5.84
Nonearning assets	32,766			18,231			12,627		
Total assets	$ 597,380			$ 388,084			$ 227,948		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 38,544	$ 191	0.50 %	$ 19,324	$ 95	0.49 %	$ 9,844	$ 99	1.94 %
Savings and money market	173,318	1,520	0.88	100,032	870	0.87	59,274	1,002	3.32
Certificates of deposit	182,221	4,118	2.26	136,203	3,384	2.48	83,873	2,712	3.23
Total interest-bearing deposits	394,083	5,829	1.48	255,559	4,349	1.70	152,991	3,813	2.49
Securities sold under agreements to repurchase	20,466	104	0.51	14,496	66	0.45	12,728	91	0.71
Federal funds purchased	1,705	24	1.43	2,926	44	1.51	1,163	23	1.98
Federal Home Loan Bank advances	46,284	1,027	2.22	38,000	904	2.38	13,088	435	3.32
Subordinated debt	10,310	431	4.18	-	-	-	-	-	-
Total interest-bearing liabilities	472,848	7,415	1.57	310,981	5,363	1.72	179,970	4,362	2.42
Noninterest-bearing liabilities:									
Demand deposits	78,616			42,308			20,480		
Other liabilities	2,707			1,635			1,095		
Stockholders' equity	43,209			33,160			26,403		
Total liabilities and stockholders' equity	$ 597,380			$ 388,084			$ 227,948		
Net interest income		$ 20,264			$ 12,899			$ 8,199	
Net interest spread (3)			3.34 %			3.24 %			3.42 %
Net interest margin			3.62 %			3.53 %			3.81 %

(1) We computed yields based on the carrying value of those tax exempt instruments on a fully tax equivalent basis.
(2) Average balances of nonperforming loans are included in the above amounts.
(3) The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included the net interest spread for the year ended December 31, 2004 would have been 3.56% compared to a net interest spread for the years ended December 31, 2003 and 2002 of 3.44% and 3.67%, respectively.

As noted above, the net interest margin for 2004 was 3.62% compared to a net interest margin of 3.53% for the same period in 2003, an increase of 9 basis points. The net change in the net interest margin was relatively small because the net decrease in the yield on interest-earning assets between the two periods approximated the net decrease in the rate paid on interest-bearing liabilities. The net interest margin for 2002 was 3.81%, compared to the 3.53% margin in 2003, a decrease of 28 basis points. The net change in the net interest margin was more significant between these two periods because the net decrease in the yield on interest-earning assets between the two periods was 88 basis points compared to the net decrease in the rate paid on interest-bearing liabilities of only 70 basis points. Other matters related to the changes in net interest income, net interest yields and rates, and net interest margin are presented below:

- Our loan yields decreased slightly from 2003 to 2004. For asset/liability management purposes, we have emphasized floating rate loans over the last several years such that approximately 56.0% of our loans are floating rate loans at December 31, 2004 compared to 52.7% at December 31, 2003 and 45.7% at December 31, 2002. Floating rate loans generally have lower yields than do fixed or variable rate loans, thus as our percentage of floating rate loans increases this serves to lower the overall yield of the portfolio.

- During 2004, we were able to grow our funding base significantly. For asset/liability management purposes in 2004, we elected to allocate a greater proportion of such funds to our securities portfolio and shorter-term securities versus our loan portfolio than in 2003. The average balance of investment securities and shorter-term investments to total assets for 2004 was 31% compared to 29% in 2003 and 17% in 2002. These types of assets generally have lower yields than do loans.

- During 2004, overall deposit rates were less than those rates for the comparable period in 2003 and 2002. In some cases, rates during 2004 decreased to such levels that further decreases in deposit rates approached what we termed "embedded floors" or rates where it was not reasonable or practical for us to go below, such that further decreases in our deposit rates would have placed us in a competitive disadvantage as customers seek higher returns on their balances. Changes in interest rates paid on such products as interest checking, savings and money market accounts, securities sold under agreements to repurchase and Federal funds purchased will generally increase or decrease in a manner that is consistent with changes in the short-term rate environment. We also monitor the pricing of similar products by our primary competitors. The changes in the short-term rate environment and the pricing of our primary competitors allowed us to reduce on average these rates in 2004 compared to 2003. These rates began to increase in late 2004 such that we anticipate a more rapid increase in funding rates on these types of deposits in 2005.

- During 2004, the average balances of noninterest bearing deposit balances, interest bearing transaction accounts, savings and money market accounts and securities sold under agreements to repurchase amounted to 56% of our total funding compared to 50% in 2003 and 44% in 2002. These funding sources generally have lower rates than do other funding sources, such as certificates of deposit and other borrowings.

- Also impacting the net interest margin during 2004 was the issuance of subordinated indebtedness. This indebtedness was issued at the end of 2003, thus it did not impact the prior period's results. The interest rate charged on this indebtedness is generally higher than other funding sources. The rate charged on this indebtedness is computed in relation to the three-month LIBOR index and is repriced quarterly.

In December 2003, we acquired, for $500,000, a $1,500,000 loan which we had previously sold to another financial institution. Through June 30, 2004, we accounted for the discount under the cost-recovery method pursuant to Practice Bulletin Number 6, "*Amortization of Discounts on Certain Acquired Loans*", issued by the Accounting Standards Executive Committee (AcSEC). Under the cost-recovery method of accounting, cash collections are first applied against the $500,000 recorded amount of the loan; when the loan has been reduced to zero, any additional amounts received are recognized as income. During the second quarter of 2004, we collected the remaining net book value of the loan and an additional $260,000, of which $217,000 was recognized as interest income and $43,000 was credited to other expense as a recovery of legal expenses incurred by us. As a result of a settlement agreement entered into with the borrower, Pinnacle Financial received $80,000 during the third quarter from the sale of certain assets related to this borrower which was recognized as interest income. As a result of these transactions, our net interest income was $297,000 higher during 2004 than it would have been otherwise. Excluding these transactions from our net interest margin calculation would have yielded a net interest margin of 3.57%. Management believes excluding these items from our net interest margin calculation is more meaningful under the circumstances as the increase in net interest income from these particular transactions is not expected to reoccur and the modified presentation of net interest margin is more comparable to prior periods. Additionally, during the third quarter of 2004, Pinnacle National subsequently sold to a third party a loan to this borrower, which resulted from the settlement agreement, and recognized a $280,000 gain on sale of loans.

Rate and Volume Analysis. Net interest income increased by $7,365,000 million between the years ended December 31, 2004 and 2003 and by $4,700,000 between the years ended December 31, 2003 and 2002. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2004 Compared to 2003 Increase (Decrease) due to			2003 Compared to 2002 Increase (Decrease) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans	$ (137)	$ 6,338	$ 6,201	$ (396)	$ 3,595	$ 3,199
Securities, available-for-sale:						
Taxable	132	2,646	2,778	(85)	2,405	2,320
Nontaxable	-	274	274	-	182	182
Federal funds sold and other	29	135	164	(52)	52	-
Total interest-earning assets	24	9,393	9,417	(533)	6,234	5,701
Interest-bearing liabilities:						
Interest checking	$ 1	$ 95	$ 96	$ (35)	$ 31	$ (4)
Savings and money market	12	638	650	(339)	207	(132)
Certificates of deposit	(327)	1,061	734	(276)	948	672
Total interest-bearing deposits	(314)	1,794	1,480	(650)	1,186	536
Securities sold under agreements to repurchase	9	29	38	(28)	3	(25)
Federal funds purchased	(2)	(18)	(20)	(2)	23	21
Federal Home Loan Bank advances	(66)	189	123	(46)	515	469
Subordinated debt	-	431	431	-	-	-
Total interest-bearing liabilities	(373)	2,425	2,052	(726)	1,727	1,001
Net interest income	$ 397	$ 6,968	$ 7,365	$ 193	$ 4,507	$ 4,700

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is allocated between volume change and rate change at the ratio of how much each component bears to the absolute value of their total.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $2,948,000; $1,157,000 and $938,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Based upon our management's evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at the balance sheet date. The increase in the provision for loan losses for the year ended December 31, 2004 when compared to the year ended December 31, 2003 was primarily due to the increase in loan volumes throughout 2004 when compared to 2003 and an increase in net charge-offs in 2004 compared to both 2003 and 2002. Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by Pinnacle National's regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other noninterest income generally reflect our growth, while investment services and fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loan participations sold and gains on sales of investment securities may also vary widely from quarter to quarter and year to year.

The following is the makeup of our noninterest income for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	Years ended Dec. 31, 2004	Years ended Dec. 31, 2003	2004-2003 Percent Increase	Year ended Dec. 31, 2002	2003-2002 Percent Increase
Noninterest income:					
Service charges on deposit accounts	$ 956	$ 513	86 %	$ 281	83 %
Investment sales commissions	1,657	998	66	810	23
Fees from origination of mortgage loans	1,255	667	88	-	-
Gain on loans and loan participations sold	514	334	54	120	178
Gain on sale of investment securities, net	357	248	44	-	-
Other noninterest income	734	527	39	521	1
Total noninterest income	$ 5,473	$ 3,287	67 %	$ 1,732	90 %

As shown, the largest component of noninterest income is commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2004, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $398 million in brokerage assets held with Raymond James Financial Services, Inc. compared to $319 million at December 31, 2003 and $171 million at December 31, 2002.

Service charge income for 2004 increased over that of 2003 due to an increase in the number of deposit accounts subject to service charges. Additionally, mortgage related fees, attributable to Pinnacle National beginning a mortgage origination unit during the first quarter of 2003, also provided for a significant portion of the increase in noninterest income between 2004 and 2003. These mortgage fees are for loans originated by Pinnacle National and subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment.

Another noninterest income item for the years ended December 31, 2004, 2003 and 2002 was related to our sale of certain loan participations to our correspondent banks. These sales primarily related to new lending transactions in excess of internal loan limits. At December 31, 2004 and pursuant to participation agreements with these correspondents, we had participated approximately $57.7 million of originated loans to these other banks. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan's contracted interest rate. Pursuant to Statement of Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,"* we recorded $234,000, which represents the net present value of these future net revenues, as a gain on sale of participations in our results of operations during the year ended December 31, 2004 compared to $334,000 and $120,000 during the years ended December 31, 2003 and 2002, respectively. We intend to maintain relationships with our correspondents in order to participate future loans to these correspondents in a similar manner. However, the timing of participations may cause the level of gains, if any, to vary significantly between periods.

As noted above, during the third quarter of 2004, we sold a loan to an individual and recorded a gain on the sale of this loan of $280,000 which is included in gains on sale of loans. We had acquired this loan pursuant to a settlement agreement with a borrower for which we had no basis in the loan.

Also included in noninterest income for 2004 were net gains of approximately $357,000 realized from the sale of approximately $28 million of available-for-sale securities. This compares to $248,000 in net gains on the sale of investment securities for the same period in the prior year.

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million and, in return, Pinnacle National was guaranteed an initial crediting rate for the first year of the contracts which is then reset quarterly thereafter.

This crediting rate serves to increase the cash surrender value of the policies over the life of the policies and amounted to approximately $79,000 and $90,000 during the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, the aggregate cash surrender value of these policies, which is reflected in other assets on our consolidated balance sheet, was $2.0 million. Pinnacle National has not borrowed any funds against these policies as of December 31, 2004.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	Years ended Dec. 31, 2004	Years ended Dec. 31, 2003	2004-2003 Percent Increase	Year ended Dec. 31, 2002	2003-2002 Percent Increase
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 5,942	$ 4,474	33 %	$ 3,368	33 %
Commissions	1,105	673	64	438	54
Other compensation, primarily incentives	1,375	1,318	4	830	59
Employee benefits and other	1,119	796	41	601	32
Total salaries and employee benefits	9,541	7,261	31	5,237	39
Equipment and occupancy	2,406	1,827	32	1,442	27
Marketing and business development	607	387	57	244	59
Postage and supplies	492	348	41	256	36
Other noninterest expense:					
Accounting and auditing	540	173	212	80	116
Consultants, including independent loan review	182	88	107	69	28
Legal, including borrower related charges	280	190	47	81	135
OCC exam fees	131	94	39	65	45
Directors' fees	138	102	35	64	59
Insurance, including FDIC	256	119	115	70	70
Other	725	460	58	381	21
Total other noninterest expense	2,252	1,226	84	810	51
Total noninterest expense	$ 15,298	$ 11,049	38 %	$ 7,989	38 %

Expenses have increased during the above periods due to personnel additions occurring throughout the periods, incentive compensation, the continued development of our branch network and other expenses which increase in relation to our growth rate. We anticipate increases in our expenses during 2005 for such items as additional personnel, the opening of additional branches, and other expenses which tend to increase in relation to our growth.

At the end of 2004, we employed 122.0 full time equivalent employees compared to 89.5 at the end of 2003 and 55.5 at the end of 2002. We intend to continue to add employees to our work force during 2005, which will cause our salary costs to increase in future periods.

We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike other financial institutions, substantially all of our employees are eligible to participate in an annual cash incentive plan. Included in the years ended December 31, 2004, 2003 and 2002 salary and employee benefits amounts above are $1,163,000, $1,167,000 and $720,000 in costs related to these variable pay awards. The awards will fluctuate from year to year based on the achievement of performance targets and the increase in the number of associates eligible to receive the award. For 2004, the award equaled approximately 80% of a targeted award compared to 2003 when the award exceeded the targeted award. The incentive plan for 2005 is structured similarly to that of the prior year plans. Because of the relative experience of our associates, our compensation costs are and will continue to be higher on a per associate basis than other financial institutions, however, we believe the experience of our associates also allows us to employ fewer people than most financial institutions our size.

During 2003, we opened two new branch offices in the Rivergate area of Nashville and in the Cool Springs area of Williamson County. The additional costs to operate these branches served to increase our occupancy and equipment expenses in 2004 over that of 2003 due to the branches only being open for partial years in 2003. Additionally, we opened a new branch office in the West End area of Nashville during the third quarter of 2004, which also contributed to the increase in our equipment and occupancy expenses in 2004 over 2003 and will also cause these expenses to increase in 2005 over those of 2004 due to this branch only being open for a partial year in 2004. Our intent is to open two additional branch offices in 2005 which will also cause equipment and occupancy expenses to increase in future periods.

Marketing and other business development expenses are higher in 2004 compared to 2003 and 2002 due to an increase in the number of customer contact personnel and increased customer entertainment and community relations expenses. Other noninterest expenses are significantly higher in 2004 over 2003 and 2002. Most of these increases are attributable to increased audit and accounting fees, legal fees and insurance expenses. The increase in audit and accounting fees in 2004 was primarily due to costs associated with Sarbanes Oxley internal control assessment and other related matters.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 59.4% in 2004 compared to 68.3% in 2003 and 80.4% in 2002. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue. Although our absolute expense level increased between the three periods, the efficiency ratio improved as a result of our revenues growing at a faster rate than our expenses.

Income Taxes. The effective income tax expense rate for 2004 was approximately 29.0% compared to an effective income tax expense rate for 2003 of approximately 35.8% and 35.5% in 2002. The reduction in the effective tax rate between 2004 and 2003 was 6.8% and was primarily due to Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits to be realized over the next seven years. The credit that is available for the year ended December 31, 2004 is $300,000 and accounted for 60% of the reduction in the effective tax rate for 2004 when compared to 2003. Pinnacle Financial believes that it and its subsidiary will be able to comply with the various regulatory provisions of the New Markets Tax Credit program during 2004 and future periods such that it will be able to claim the credit in its 2004 Federal income tax return. Also, during the fourth quarter of 2004, we formed a real estate investment trust which provides us with an alternative vehicle for raising capital should we so desire. Additionally, the ownership structure of this real estate investment trust provides certain income tax benefits to us. Also serving to reduce the effective tax rate for 2004 was the recording of additional benefits from our municipal securities portfolio. These benefits amounted to approximately $47,000 in reduced income tax expense in 2004.

Quarterly Information. The following is a summary of quarterly balance sheet and results of operations information for the last six quarters (dollars in thousands, except per share data).

	December 2004	September 2004	June 2004	March 2004	December 2003	September 2003
Balance sheet data, at quarter end:						
Total assets $	727,139	685,408	586,313	541,052	498,421	440,693
Total loans	472,362	434,909	355,267	323,416	297,004	279,702
Allowance for loan losses	(5,650)	(5,434)	(4,466)	(4,042)	(3,719)	(3,492)
Total securities	208,170	191,323	165,528	162,315	139,944	115,421
Total deposits	570,727	541,859	467,321	437,601	390,569	347,191
Securities sold under agreements to repurchase	31,928	22,958	23,772	14,699	15,050	19,291
Advances from FHLB	53,500	51,500	47,500	40,500	44,500	39,500
Subordinated debt	10,310	10,310	10,310	10,310	10,310	-
Total stockholders' equity	57,880	56,668	35,125	36,266	34,336	33,245
Balance sheet data, quarterly averages:						
Total assets $	707,131	618,694	555,437	508,260	454,700	406,142
Total loans	448,611	392,220	343,974	306,549	283,387	269,703
Total securities	203,728	183,721	169,192	149,802	137,243	107,162
Total earning assets	670,839	589,554	527,070	482,572	432,691	386,823
Total deposits	562,936	485,300	439,964	402,603	356,030	314,302
Securities sold under agreements to repurchase	23,520	25,953	17,523	14,868	16,013	16,136
Advances from FHLB	48,022	49,000	45,736	42,379	43,630	40,239
Subordinated debt	10,310	10,310	10,310	10,310	655	-
Total stockholders' equity	57,721	43,868	35,542	35,705	33,935	32,542
Statement of operations data, for the three months ended:						
Interest income $	8,574	7,214	6,225	5,666	5,244	4,702
Interest expense	2,296	1,915	1,689	1,514	1,351	1,317
Net interest income	6,278	5,299	4,536	4,152	3,893	3,385
Provision for loan losses	1,134	1,012	449	354	204	318
Net interest income after provision for loan losses	5,144	4,287	4,087	3,798	3,689	3,067
Noninterest income	1,386	1,678	1,183	1,225	924	1,024
Noninterest expense	4,267	4,004	3,615	3,412	3,268	2,863
Income before taxes	2,263	1,961	1,655	1,611	1,345	1,228
Income tax expense	574	570	487	540	487	441
Net income $	1,689	1,391	1,168	1,071	858	787
Per share data (1):						
Earnings – basic $	0.20	0.18	0.16	0.15	0.12	0.11
Earnings – diluted $	0.18	0.16	0.14	0.13	0.11	0.10
Book value at quarter end $	6.90	6.75	4.74	4.91	4.65	4.50
Weighted avg. shares – basic	8,389,232	7,832,512	7,397,920	7,384,106	7,384,106	7,384,106
Weighted avg. shares – diluted	9,448,696	8,857,015	8,279,114	8,213,730	8,114,888	7,944,654
Common shares outstanding	8,389,232	8,389,232	7,404,586	7,384,106	7,384,106	7,384,106

(1) Per share information reflects the impact of a two for one stock split which was effective on May 10, 2004.

Financial Condition

Our consolidated balance sheet at December 31, 2004 reflects significant growth since December 31, 2003. Total assets grew from $498 million at December 31, 2003 to $727 million at December 31, 2004, a 46% increase. Total deposits grew $180 million during 2004, an increase of 46%. We invested substantially all of the additional deposits and other fundings in loans, which grew by $175 million during 2004, and securities, which increased by $68 million in the same period.

Loans. The composition of loans at December 31 for each of the past five years and the percentage (%) of each classification to total loans are summarized as follows (dollars in thousands):

	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial real estate – Mortgage	$ 117,123	24.8 %	$ 68,507	23.1 %	$ 58,965	28.1 %	$ 36,179	26.9 %	$ 32	0.3 %
Commercial real estate – Construction	8,428	1.8	8,211	2.8	5,397	2.6	5,977	4.4	-	-
Commercial – Other	189,456	40.1	129,882	43.7	98,722	47.1	59,839	44.5	11,618	93.6
Total commercial	315,007	66.7	206,600	69.6	163,084	77.8	101,995	75.8	11,650	93.9
Consumer real estate – Mortgage	126,907	26.9	76,042	25.6	37,533	17.9	26,535	19.7	92	0.7
Consumer real estate – Construction	14,991	3.2	3,077	1.0	1,971	0.9	381	0.3	-	-
Consumer – Other	15,457	3.3	11,285	3.8	7,155	3.4	5,529	4.2	665	5.4
Total consumer	157,355	33.3	90,404	30.4	46,659	22.2	32,445	24.2	757	6.1
Total loans	$ 472,362	100.0 %	$ 297,004	100.0 %	$ 209,743	100.0 %	$ 134,440	100.0 %	$ 12,407	100.0 %

The following table classifies our fixed and variable rate loans at December 31, 2004 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2004			Percentages to total loans	
	Fixed Rates	Variable Rates	Total	at Dec. 31, 2004	at Dec. 31, 2003
Based on contractual maturities:					
Due within one year	$ 7,533	$ 140,776	$ 148,309	31.4 %	31.7 %
Due in one year through five years	100,815	91,788	192,603	40.8	44.0
Due after five years	24,514	106,936	131,450	27.8	24.3
	$ 132,862	$ 339,500	$ 472,362	100.0 %	100.0 %
Based on contractual repricing dates:					
Daily floating rate	$ -	$ 264,586	$ 264,586	56.0 %	52.7 %
Reprice within one year	7,533	35,612	43,145	9.1	8.6
Reprice in one year through five years	100,815	35,120	135,935	28.8	35.2
Reprice after five years	24,514	4,182	28,696	6.1	3.5
	$ 132,862	$ 339,500	$ 472,362	100.0 %	100.0 %

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking laws and regulations.

We attempt to reduce these economic and credit risks by adherence to loan to value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral.

Pinnacle National discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2004, we had $561,000 in loans on nonaccrual compared to $379,000 at December 31, 2003.

There were approximately $146,000 in other loans at December 31, 2004 which were 90 days past due and still accruing interest. At December 31, 2004, no loans were deemed to be restructured loans. Additionally, we have not had any repossessed real estate properties classified as Other Real Estate Owned at any year-end since inception. The following table is a summary of our nonperforming assets at December 31 for each of the five years we have been in existence (dollars in thousands):

	2004	2003	2002	2001	2000
Nonaccrual loans (1)	$ 561	$ 379	$ 1,845	$ 250	$ -
Restructured loans	-	-	-	-	-
Other real estate owned	-	-	-	-	-
Total nonperforming assets	561	379	1,845	250	-
Accruing loans past due 90 days or more	146	182	22	-	-
Total nonperforming assets and accruing loans past due 90 days or more	$ 707	$ 561	$ 1,867	$ 250	$ -
Total loans outstanding	$ 472,362	$ 297,004	$ 209,743	$ 134,440	$ 12,407
Ratio of total nonperforming assets and accruing loans past due 90 days or more to total loans outstanding at end of period	0.15 %	0.19 %	0.89 %	0.19 %	-
Ratio of total nonperforming assets and accruing loans past due 90 days or more to total allowance for loan losses at end of period	12.5 %	15.08 %	69.74 %	13.65 %	-

(1) Interest income that would have been recorded in 2004 related to nonaccrual loans was $41,000 compared to $75,000 for the year ended December 31, 2003 and $43,000 for the year ended December 31, 2002, none of which is included in interest income or net income for the applicable periods.

Potential problem assets, which are not included in nonperforming assets, amounted to $24,000, or less than one tenth of one percent of total loans at December 31, 2004, compared to $1,687,000 or 0.57% at December 31, 2003. Potential problem assets represent those assets with a potential weakness or a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle National's primary regulator for loans classified as substandard.

Allowance for Loan Losses (ALL). We maintain the ALL at a level that our management deems appropriate to adequately cover the inherent risks in the loan portfolio. As of December 31, 2004 and 2003, our allowance for loan losses was $5,650,000 and $3,719,000, respectively. Our management deemed these amounts to be adequate. The judgments and estimates associated with our ALL determination are described under "Critical Accounting Estimates" above.

Approximately 67% of our loan portfolio at December 31, 2004 consisted of commercial loans compared to 70% at December 31, 2003. Using standard industry codes, we periodically analyze our loan position with respect to our borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. We have a significant credit exposure of loans outstanding plus unfunded lines of credit to borrowers in the trucking industry and to operators of nonresidential buildings at December 31, 2004 and 2003. Credit exposure to the trucking industry approximated $43.1 million at December 31, 2004 and $35.0 million at December 31, 2003. Credit exposure to operators of nonresidential buildings approximated $27.5 million at December 31, 2004 and $16.6 million at December 31, 2003. We evaluate our exposure level to these industry groups periodically in order to determine if additional allowance allocations are warranted. At December 31, 2004 and 2003, we determined that we did not have any excessive exposure to any single industry which would warrant additional allowance allocations.

The following table sets forth, based on management's best estimate, the allocation of the ALL to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage (%) of loans in each category to the total loans (dollars in thousands):

	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial real estate – Mortgage	$ 1,205	24.8 %	$ 723	23.1 %	$ 508	28.1 %	$ 354	26.9 %	$ 2	0.3 %
Commercial real estate – Construction	188	1.8	103	2.8	59	2.6	191	4.4	-	-
Commercial – Other	1,711	40.1	1,236	43.7	977	47.1	509	44.5	89	93.6
Total commercial	3,104	66.7	2,062	69.6	1,544	77.8	1,054	75.8	91	93.9
Consumer real estate – Mortgage	869	26.9	607	25.6	392	17.9	109	19.7	1	0.7
Consumer real estate – Construction	39	3.2	10	1.0	13	0.9	11	0.3	-	-
Consumer – Other	396	3.3	320	3.8	193	3.4	201	4.2	11	5.4
Total consumer	1,304	33.3	937	30.4	598	22.2	321	24.2	12	6.1
Unallocated	1,242	NA	720	NA	535	NA	457	NA	59	NA
Total loans	$ 5,650	100.0 %	$ 3,719	100.0 %	$ 2,677	100.0 %	$ 1,832	100.0 %	$ 162	100.0 %

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	2004	2003	2002	2001	2000
Balance at beginning of period	$ 3,719	$ 2,677	$ 1,832	$ 162	$ -
Provision for loan losses	2,948	1,157	938	1,670	162
Charged-off loans:					
Commercial real estate – Mortgage	-	-	-	-	-
Commercial real estate – Construction	-	-	(91)	-	-
Commercial – Other	-	-	-	-	-
Consumer real estate – Mortgage	(884)	(123)	-	-	-
Consumer real estate – Construction	-	-	-	-	-
Consumer – Other	(148)	(44)	(2)	-	-
Total charged-off loans	(1,032)	(167)	(93)	-	-
Recoveries of previously charged-off loans:					
Commercial real estate – Mortgage	-	-	-	-	-
Commercial real estate – Construction	2	49	-	-	-
Commercial – Other	-	-	-	-	-
Consumer real estate – Mortgage	-	-	-	-	-
Consumer real estate – Construction	-	-	-	-	-
Consumer – Other	13	3	-	-	-
Total recoveries of previously charged-off loans	15	52	-	-	-
Balance at end of period	$ 5,650	$ 3,719	$ 2,677	$ 1,832	$ 162
Ratio of the allowance for loan losses to total loans outstanding at end of period	1.20 %	1.25 %	1.28 %	1.36 %	1.31 %
Ratio of net charge-offs to average loans outstanding for the period	0.27 %	0.05 %	0.05%	-	-

Included in the charged-off loans during 2004, were two commercial loans for approximately $884,000; $834,000 of which had been on nonaccrual status since June of 2004. The remaining charge-off's during 2004 related to several consumer loans. During 2003, we charged-off $88,000 related to a particular commercial loan. Additionally, we charged-off $79,000 related to several other consumer loans. As a relatively new institution, we do not have loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have additional charge-offs, and we will consider the amount and nature of our charge-offs in determining the adequacy of our allowance for loan losses.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds and mortgage-backed securities, amounted to $208.2 million, $139.9 million and $74.0 million at December 31, 2004, 2003 and 2002, respectively. The following table summarizes the amortized cost and fair value of our securities at those dates, all of which we classify as available-for-sale (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004:				
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. government agency securities	27,165	129	(20)	27,274
Mortgage-backed securities	138,851	348	(672)	138,527
State and municipal securities	12,486	72	(55)	12,503
Corporate notes	2,315	-	(45)	2,270
	$ 180,817	$ 549	$ (792)	$ 180,574
Securities held-to-maturity:				
U.S. government agency securities	$ 17,746	$ 1	$ (299)	$ 17,448
State and municipal securities	9,850	-	(163)	9,687
	$ 27,596	$ 1	$ (462)	$ 27,135
December 31, 2003 (1):				
Securities available-for-sale:				
U.S. Treasury securities	$ 6,126	$ 266	$ (40)	$ 6,352
U.S. government agency securities	20,897	87	(64)	20,920
Mortgage-backed securities	103,088	507	(617)	102,978
State and municipal securities	9,590	143	(39)	9,694
	$ 139,701	$ 1,003	$ (760)	$ 139,944
December 31, 2002 (1):				
Securities available-for-sale:				
U.S. Treasury securities	$ 6,089	$ 415	$ (18)	$ 6,486
U.S. government agency securities	8,499	40	-	8,539
Mortgage-backed securities	54,566	816	(8)	55,374
State and municipal securities	3,580	13	(12)	3,581
	$ 72,734	$ 1,284	$ (38)	$ 73,980

(1) At December 31, 2003 and 2002, Pinnacle National had no securities classified as "held-to-maturity".

On March 31, 2004, we transferred approximately $27.7 million of available-for-sale securities to held-to-maturity at fair value. The transfer consisted of substantially all of our holdings of Tennessee municipal securities and several of our longer-term agency securities. The net unrealized gain on such securities as of the date of transfer was approximately $325,000. At December 31, 2004, the net unrealized gain amounted to approximately $283,000. This amount is reflected in the accumulated other comprehensive income, net of tax, and is being amortized over the remaining lives of the respective held-to-maturity securities.

We realized approximately $357,000 in net gains from the sale of $28.5 million of available-for-sale securities during the year ended December 31, 2004. Gross realized gains amounted to $421,000 on the sale of $14.5 million of available-for-sale securities while gross realized losses amounted to $64,000 on the sale of $13.9 million of available-for-sale securities during the year ended December 31, 2004. We realized $248,000 in net gains on the sale of $23.1 million of available-for-sale securities during the year ended December 31, 2003. During the year ended December 31, 2003, gross realized gains amounted to $263,000 on the sale of $20.5 million of available-for-sale securities while gross realized losses amounted to $15,000 on the sale of $2.6 million of available-for-sale securities. We did not sell any securities during the year ended December 31, 2002.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2004, 2003 and 2002 (dollars in thousands):

	U.S. Treasury securities		U.S. government agency securities		State and municipal securities		Corporate securities		Totals	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2004:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	-	-	2,982	3.5%	-	-	2,270	3.4%	5,252	3.5%
Due in five years to ten years	-	-	23,001	4.7%	7,408	5.0%	-	-	30,410	4.7%
Due after ten years	-	-	1,291	5.5%	5,094	5.4%	-	-	6,385	5.4%
	$ -	- %	$ 27,274	4.6%	$ 12,503	5.2%	$ 2,270	3.4%	$ 42,047	4.5%
Securities held-to-maturity:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	-	-	3,250	4.1%	844	4.3%	-	-	4,094	4.2%
Due in five years to ten years	-	-	14,546	4.3%	7,953	5.0%	-	-	22,450	4.6%
Due after ten years	-	-	-	- %	1,053	5.3%	-	-	1,052	5.3%
	$ -	- %	$ 17,746	4.3%	$ 9,850	5.0%	$ -	- %	$ 27,596	4.5%
December 31, 2003:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	4,036	4.0%	-	-	2,005	4.8%	-	-	6,041	4.3%
Due in five years to ten years	2,316	4.3%	20,920	4.4%	7,221	5.0%	-	-	30,457	4.6%
Due after ten years	-	-	-	- %	468	5.2%	-	-	468	5.2%
	$ 6,352	4.1%	$ 20,920	4.4%	$ 9,694	4.9%	$ -	- %	$ 36,966	4.5%
December 31, 2002:										
Securities available-for-sale –										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	2,212	4.5%	1,005	4.5%	165	4.3%	-	-	3,382	4.4%
Due in five years to ten years	4,274	4.7%	7,534	4.5%	2,923	5.4%	-	-	14,731	4.9%
Due after ten years	-	-	-	- %	493	5.8%	-	-	493	5.8%
	$ 6,486	4.6%	$ 8,539	4.5%	$ 3,581	5.4%	$ -	- %	$ 18,606	4.8%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range. We had no securities classified as held-to-maturity at December 31, 2003 or 2002.

At December 31, 2004, the fair value of our mortgage-backed securities portfolio approximated $138.5 million compared to $103.0 million at December 31, 2003. All of these securities were included in our securities available-for-sale portfolio. A statistical comparison of our mortgage-backed portfolio at December 31, 2004 and December 31, 2003 follows:

	December 31, 2004	December 31, 2003
Weighted average life	5.01 years	4.75 years
Weighted average coupon	5.18 %	5.24 %
Tax equivalent yield	4.46 %	4.44 %
Modified duration (*)	3.63 %	3.95 %

(*) Modified duration represents an approximation of the change in value of a security for every 100 basis point increase or decrease in market interest rates.

At December 31, 2004, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer:

	Investments With an Unrealized Loss of Less than 12 months		Investments With an Unrealized Loss of 12 months or longer		Total Investments at December 31, 2004 With an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency securities	$ 21,426,876	$ 318,332	$ -	$ -	$ 21,426,876	$ 318,332
Mortgage-backed securities	78,476,825	450,064	9,852,117	222,125	88,328,942	672,189
State and municipal securities	14,856,388	208,074	691,803	10,648	15,548,191	218,722
Corporate notes	2,314,831	45,105	-	-	2,314,831	45,105
Total temporarily-impaired securities	$ 117,074,920	$ 1,021,575	$ 10,543,920	$ 232,773	$ 127,618,840	$ 1,254,348

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2004, we had six issuances (three mortgage backed-securities in the available-for-sale portfolio and three municipal securities in the held-to-maturity portfolio) that had been in an unrealized loss position for more than twelve months. At December 31, 2004, the amortized cost of these securities was approximately $10.8 million compared to a fair value of $10.5 million. Because the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality and because we have the ability and intent to hold all of these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.

Deposits and Other Borrowings. We had approximately $570.7 million of deposits at December 31, 2004 compared to $390.6 million at December 31, 2003. Our deposits consist of noninterest and interest-bearing demand accounts, savings, money market and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which provide customers with short-term returns for their excess funds) amounted to $31.9 million and $15.1 million at both December 31, 2004 and 2003. Additionally, at December 31, 2004, we had borrowed $53.5 million in advances from the Federal Home Loan Bank of Cincinnati compared to $44.5 million at December 31, 2003.

Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater while all other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2004, 2003 and 2002 (dollars in thousands):

	2004		2003		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Core funding:						
Noninterest-bearing demand deposits	$ 114,318	17.2 %	$ 60,796	13.2 %	$ 31,600	11.7 %
Interest-bearing demand deposits	51,752	7.8	31,407	6.8	13,235	4.9
Savings and money market deposits	199,058	29.9	140,384	30.5	75,996	28.1
Time deposits less than $100,000	39,805	5.9	43,996	9.6	25,746	9.5
Total core funding	404,933	60.8	276,583	60.1	146,577	54.2
Non-core funding:						
Time deposits greater than $100,000						
Public funds	61,377	9.2	26,812	5.8	14,423	5.3
Brokered deposits	43,431	6.5	39,364	8.5	42,700	15.8
Other time deposits	60,986	9.2	47,810	10.4	30,316	11.2
Securities sold under agreements to repurchase	31,928	4.8	15,050	3.3	15,050	5.6
Federal Home Loan Bank advances	53,500	8.0	44,500	9.7	21,500	7.9
Subordinated debt	10,310	1.5	10,310	2.2	-	-
Total non-core funding	261,532	39.2	183,846	39.9	123,989	45.8
	$ 666,465	100.0 %	$ 460,429	100.0 %	$ 270,566	100.0 %

The amount of time deposits issued in amounts of $100,000 or more as of December 31, 2004, 2003 and 2002 amounted to $165.8 million, $114.0 million and $87.4 million, respectively. The following table shows our time deposits over $100,000 by category at December 31, 2004, 2003 and 2002, based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months (dollars in thousands):

	2004	2003	2002
Three months or less	$ 54,274	$ 32,054	$ 20,470
Over three but less than six months	35,824	28,109	22,288
Over six but less than twelve months	27,627	28,502	25,386
Over twelve months	48,069	25,321	19,295
	$ 165,794	$ 113,986	$ 87,439

Subordinated debt. On December 29, 2003, we established PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. We are the sole sponsor of the trust and own $310,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 and using the proceeds from the issuance of the common and preferred securities to purchase $10,310,000 of junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trust are the Subordinated Debentures. Pinnacle Financial's $310,000 investment in the Trust is included in investments in unconsolidated subsidiary and other entities and the $10,310,000 obligation of Pinnacle Financial is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 30, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities qualify as Tier I capital under current regulatory interpretations. The Federal Reserve has proposed regulations which will allow continued inclusion of outstanding and prospective issuances of trust preferred securities as Tier 1 capital subject to stricter quantitative and qualitative limits than present regulations. The new limits will phase in over a proposed three-year transition period. The proposal would permit our Trust Preferred Securities to be treated as Tier 1 capital. Should the banking regulators ultimately determine that treatment of trust preferred securities shall not be treated as Tier 1 capital, such determination would have an impact on Pinnacle Financial; however Pinnacle Financial's capital structure, at the present time and based on our current growth projections, is such that utilization of the Trust Preferred Securities as Tier II capital is more critical to Pinnacle Financial than the Trust Preferred Securities maintaining their present Tier I capital treatment. To our knowledge, there has been no serious consideration given by banking regulators to disqualify trust preferred securities as Tier II capital.

Capital Resources. At December 31, 2004 and 2003, our stockholders' equity amounted to $57.9 million and $34.3 million, respectively. The change in stockholders' equity was primarily attributable to a follow-on stock offering completed during the third quarter of 2004 which realized approximately $18.2 million in additional capital; our net income for the year ended December 31, 2004 of $5.3 million; and the net decrease in comprehensive income of $125,673 attributable to the decrease in fair value of our available-for-sale securities portfolio.

Generally, banking laws and regulations require banks and bank holding companies to maintain certain minimum capital ratios in order to engage in certain activities or be eligible for certain types of regulatory relief. At December 31, 2004 and 2003, our capital ratios, including Pinnacle National's capital ratios, met regulatory minimum capital requirements. At December 31, 2004 and 2003, Pinnacle National was categorized as "well-capitalized". To be categorized as "well-capitalized", Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Additionally, Pinnacle Financial and Pinnacle National must maintain certain minimum capital ratios for regulatory purposes. The following table presents actual, minimum and "well-capitalized" capital amounts and ratios at December 31, 2004 and 2003:

	Actual		Minimum Capital Requirement		Minimum To Be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2004						
Total capital to risk weighted assets:						
Pinnacle Financial	$73,540	12.7%	$46,410	8.0%	not applicable	
Pinnacle National	$63,775	11.0%	$46,373	8.0%	$57,967	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$67,880	11.7%	$23,205	4.0%	not applicable	
Pinnacle National	$58,115	10.0%	$23,187	4.0%	$34,780	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$67,880	9.7%	$28,134	4.0%	not applicable	
Pinnacle National	$58,115	8.3%	$28,116	4.0%	$35,145	5.0%
At December 31, 2003						
Total capital to risk weighted assets:						
Pinnacle Financial	$47,914	12.8%	$29,981	8.0%	not applicable	
Pinnacle National	$38,617	10.3%	$29,944	8.0%	$37,430	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$44,185	11.8%	$14,990	4.0%	not applicable	
Pinnacle National	$34,888	9.3%	$14,972	4.0%	$22,458	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$44,185	9.7%	$18,188	4.0%	not applicable	
Pinnacle National	$34,888	7.7%	$18,188	4.0%	$22,735	5.0%

(*) Average assets for the above calculations were fourth quarter amounts.

In connection with approving our issuance of Trust Preferred Securities, the Federal Reserve Bank of Atlanta ("FRB-Atlanta") required us to maintain a Total capital to risk-weighted assets ratio of 10%, a Tier 1 capital to risk-weighted assets ratio of 6% and a Tier 1 capital to average-assets ratio of 5% during the year ended December 31, 2004. Furthermore, and in order to provide additional assurance to the FRB-Atlanta as to the maintenance of these ratios, our President and Chief Executive Officer, Chairman and Chief Administrative Officer agreed to exercise their common stock warrant agreements should it become apparent that maintenance of the ratios at the required levels would not occur otherwise during the year ended December 31, 2004. During the year ended December 31, 2004, no such exercise of common stock warrants was required and this additional commitment of these executive officers expired at December 31, 2004. Thus, we believe that we have met the Federal Reserve Bank of Atlanta's requirements as of December 31, 2004 in connection with this matter.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency, or the "OCC".
We, in turn, are also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities and the laws of the State of Tennessee. We have not paid any dividends to date, nor do we anticipate paying dividends to our shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition and other factors.

Return on Assets and Stockholders' Equity. The following table shows return on average assets (net income divided by average total assets), return on average equity (net income divided by average stockholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and stockholders' equity to asset ratio (average stockholders' equity divided by average total assets) for each year in the three-year period ended December 31, 2004.

	2004	2003	2002
Return on average assets	0.89 %	0.66 %	0.29 %
Return on average equity	12.31 %	7.70 %	2.47 %
Dividend payout ratio	- %	- %	- %
Average equity to average assets ratio	7.23 %	8.54 %	11.58 %

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change up or down in rates from management's most likely interest rate forecast over the next twelve months. The results of our current simulation model would indicate that our net interest income should increase with a gradual rise in interest rates over the next twelve months and decrease should interest rates fall over the same period.

Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 200 basis point change in interest rates up or down, the economic value of equity will not change by more than 20 percent from the base case.

Gap analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed; for example, within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal. To assist us in managing our interest rate sensitivity, we have established a cumulative twelve-month interest rate-sensitivity gap ratio of earning assets to interest bearing liabilities of 75% to 125% in this time horizon.

Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31, 2004 and December 31, 2003, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati. As a result, Pinnacle National receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2004, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $53.5 million at the following rates and maturities (dollars in thousands):

	Amount	Interest Rate
January 3, 2005 (1)	$ 12,000	2.42 %
January 28, 2005 (1)	2,000	2.18
September 15, 2005	5,000	2.60
October 14, 2005	3,000	3.10
December 30, 2005	3,000	2.40
January 27, 2006	2,000	2.79
March 12, 2006	3,000	1.97
March 31, 2006	4,000	2.10
April 17, 2006	2,000	2.64
April 28, 2006	1,500	2.52
May 19, 2006	10,000	2.45
September 30, 2006	4,000	2.39
January 26, 2007	2,000	3.24
	$ 53,500	
Weighted average interest rate		2.47 %

(1) Subsequent to December 31, 2004, the January 3, 2005 advance was refinanced and the January 28, 2005 advance was paid on their maturity dates.

At December 31, 2004, brokered certificates of deposit approximated $43.4 million which represented 6.5% of total fundings compared to $39.4 million and 8.5% at December 31, 2003. We issue these brokered certificates through several different brokerage houses based on competitive bids. Typically, these funds are for varying maturities from six months to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

At December 31, 2004, we had no significant commitments for capital expenditures. However, we are in the process of developing our branch network in Davidson, Williamson and Sumner counties. As a result, we anticipate that we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease property and/or rent currently constructed facilities in Davidson, Williamson and Sumner counties.

The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
Contractual obligations:					
Certificates of deposit	$ 146,349	$ 51,840	$ 7,410	$ -	$ 205,599
Securities sold under agreements to repurchase	31,928	-	-	-	31,928
Federal Home Loan Bank advances	25,000	28,500	-	-	53,500
Subordinated debt	-	-	-	10,310	10,310
Minimum operating lease commitments	784	1,650	1,742	2,263	6,439
Totals	$ 204,061	$ 81,990	$ 9,152	$ 12,573	$ 307,776

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2004, we had outstanding standby letters of credit of $45.3 million and unfunded loan commitments outstanding of $160.8 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. At December 31, 2004, Pinnacle National had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
Unfunded commitments:					
Letters of credit	$ 41,853	$ 885	$ 2,604	$ -	$ 45,342
Lines of credit	98,495	15,823	12,283	34,248	160,849
Totals	$ 140,348	$ 16,708	$ 14,887	$ 34,248	$ 206,191

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 is effective for commitments to originate mortgage loans to be held for sale that are entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of operations of Pinnacle Financial.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and Pinnacle Financial began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, we are not able to determine whether the adoption of these new provisions will have a material impact on our consolidated financial position or results of income.

Statement of Position 03-03, *Accountingfor Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expect to have a material impact on the consolidated financial position or results of operations of Pinnacle Financial.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation. This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

Pinnacle Financial Partners, Inc. and Subsidiary

Consolidated Financial Statements

Table of Contents

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Cash and noninterest-bearing due from banks	$ 15,243,796	$ 13,768,278
Interest-bearing due from banks	379,047	1,180,371
Federal funds sold	11,122,944	32,235,401
Cash and cash equivalents	26,745,787	47,184,050
Securities available-for-sale, at fair value	180,573,820	139,944,238
Securities held-to-maturity (fair value of $27,134,913)	27,596,159	-
Mortgage loans held-for-sale	1,634,900	1,582,600
Loans	472,362,219	297,004,110
Less allowance for loan losses	(5,650,014)	(3,718,598)
Loans, net	466,712,205	293,285,512
Premises and equipment, net	11,130,671	6,911,359
Investments in unconsolidated subsidiary and other entities	3,907,807	2,714,886
Accrued interest receivable	2,639,548	1,686,380
Other assets	6,198,553	5,111,633
Total assets	$ 727,139,450	$ 498,420,658
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 114,318,024	$ 60,796,396
Interest-bearing demand	51,751,320	31,407,213
Savings and money market accounts	199,058,240	140,383,878
Time	205,599,425	157,981,525
Total deposits	570,727,009	390,569,012
Securities sold under agreements to repurchase	31,927,860	15,050,110
Federal Home Loan Bank advances	53,500,000	44,500,000
Subordinated debt	10,310,000	10,310,000
Accrued interest payable	769,300	607,242
Other liabilities	2,025,106	3,047,913
Total liabilities	669,259,275	464,084,277
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 20,000,000 shares authorized; 8,389,232 issued and outstanding at December 31, 2004 and 7,384,106 issued and outstanding at December 31, 2003	8,389,232	7,384,106
Additional paid-in capital	44,376,307	26,990,894
Unearned compensation	(37,250)	-
Retained earnings (accumulated deficit)	5,127,023	(189,155)
Accumulated other comprehensive income, net	24,863	150,536
Total stockholders' equity	57,880,175	34,336,381
Total liabilities and stockholders' equity	$ 727,139,450	$ 498,420,658

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2004	2003	2002
Interest income:			
Loans, including fees	$ 19,909,900	$ 13,709,159	$ 10,509,655
Securities:			
Taxable	6,935,902	4,158,064	1,837,574
Tax-exempt	490,757	217,284	35,085
Federal funds sold and other	342,470	177,404	178,618
Total interest income	27,679,029	18,261,911	12,560,932
Interest expense:			
Deposits	5,829,395	4,349,365	3,813,019
Securities sold under agreements to repurchase	104,085	65,716	91,034
Federal funds purchased and other borrowings	1,481,072	948,023	457,576
Total interest expense	7,414,552	5,363,104	4,361,629
Net interest income	20,264,477	12,898,807	8,199,303
Provision for loan losses	2,948,423	1,157,280	938,000
Net interest income after provision for loan losses	17,316,054	11,741,527	7,261,303
Noninterest income:			
Service charges on deposit accounts	955,851	513,074	281,009
Investment sales commissions	1,656,743	998,119	809,837
Fees from origination of mortgage loans	1,254,836	666,853	-
Gains on loans and loan participations sold	513,646	334,249	120,297
Gains on sales of investment securities, net	357,196	247,978	-
Other noninterest income	734,449	527,207	520,800
Total noninterest income	5,472,721	3,287,480	1,731,943
Noninterest expense:			
Salaries and employee benefits	9,540,641	7,260,982	5,236,792
Equipment and occupancy	2,405,613	1,827,260	1,442,288
Marketing and other business development	606,841	386,905	244,500
Postage and supplies	492,254	347,684	255,624
Other noninterest expense	2,252,233	1,225,791	809,858
Total noninterest expense	15,297,582	11,048,622	7,989,062
Net income before income taxes	7,491,193	3,980,385	1,004,184
Income tax expense	2,172,283	1,425,746	356,124
Net income	$ 5,318,910	$ 2,554,639	$ 648,060
Per share information:			
Basic net income per common share	$ 0.69	$ 0.35	$ 0.11
Diluted net income per common share	$ 0.61	$ 0.32	$ 0.10
Weighted average common shares outstanding:			
Basic	7,750,943	7,384,106	6,108,942
Diluted	8,698,139	7,876,006	6,236,844

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the each of the years in the three-year period ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balances, December 31, 2001	4,624,106	$ 4,624,106	$ 17,005,894	$ -	$ (3,391,854)	$ 52,656	$ 18,290,802
Proceeds from the sale of stock (less offering expenses of $1,400,000)	2,760,000	2,760,000	9,985,000	-	-	-	12,745,000
Comprehensive income:							
Net income	-	-	-	-	648,060	-	648,060
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $445,078	-	-	-	-	-	719,785	719,785
Total comprehensive income							1,367,845
Balances, December 31, 2002	7,384,106	$ 7,384,106	$ 26,990,894	$ -	$ (2,743,794)	$ 772,441	$ 32,403,647
Comprehensive income:							
Net income	-	-	-	-	2,554,639	-	2,554,639
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $381,171	-	-	-	-	-	(621,905)	(621,905)
Total comprehensive income							1,932,734
Balances, December 31, 2003	7,384,106	$ 7,384,106	$ 26,990,894	$ -	$ (189,155)	$ 150,536	$ 34,336,381
Exercise of employee incentive common stock options	23,780	23,780	94,333	-	-	-	118,113
Proceeds from the sale of common stock (less offering expenses of $1,357,833)	977,500	977,500	17,214,667	-	-	-	18,192,167
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	3,846	3,846	76,413	(80,259)	-	-	-
Amortization of unearned compensation associated with restricted shares	-	-	-	43,009	-	-	43,009
Dividends paid to minority interest shareholders of Pinnacle Properties, Inc.	-	-	-	-	(2,732)	-	(2,732)
Comprehensive income:							
Net income	-	-	-	-	5,318,910	-	5,318,910
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $77,023	-	-	-	-	-	(125,673)	(125,673)
Total comprehensive income							5,193,237
Balances, December 31, 2004	8,389,232	$ 8,389,232	$ 44,376,307	$ (37,250)	$ 5,127,023	$ 24,863	$ 57,880,175

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2004	2003	2002
Operating activities:			
Net income	$ 5,318,910	$ 2,554,639	$ 648,060
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net amortization of premiums on securities	1,050,687	858,412	256,471
Depreciation and amortization	1,247,455	953,819	693,663
Provision for loan losses	2,948,423	1,157,280	938,000
Gains on sales of investment securities, net	(357,196)	(247,978)	-
Gain on loans and loan participations sold	(233,646)	(334,249)	(120,297)
Deferred tax expense (benefit)	(922,286)	569,987	356,124
Mortgage loans held for sale:			
Loans originated	(69,020,758)	(38,527,408)	-
Loans sold	68,968,458	36,944,808	-
Increase in other assets	(1,397,226)	(641,998)	(509,006)
Increase (decrease) in other liabilities	(860,749)	1,346,425	1,131,837
Net cash provided by (used in) operating activities	6,742,072	4,633,737	3,394,852
Investing activities:			
Activities in securities:			
Purchases	(132,755,709)	(132,340,115)	(67,909,017)
Sales	28,461,405	23,125,263	-
Maturities, prepayments and calls	35,172,378	41,637,158	14,723,189
	(69,121,926)	(67,577,694)	(53,185,828)
Increase in loans, net	(176,375,116)	(87,376,399)	(75,396,751)
Purchases of premises and equipment and software	(5,144,869)	(3,910,748)	(677,323)
Purchases of capital securities of unconsolidated subsidiary	-	(310,000)	-
Purchases of life insurance policies	-	-	(1,800,000)
Purchases of other assets	(881,719)	(929,500)	(869,750)
Net cash used in investing activities	(251,523,630)	(160,104,341)	(131,929,652)
Financing activities:			
Net increase in deposits	180,157,997	156,552,623	100,757,338
Net increase (decrease) in repurchase agreements	16,877,750	(98)	392,515
Advances from Federal Home Loan Bank:			
Issuances	48,000,000	34,500,000	13,000,000
Payments	(39,000,000)	(11,500,000)	-
Proceeds from issuance of subordinated debt	-	10,310,000	-
Debt issuance costs related to issuance of subordinated debt.	-	(150,000)	-
Dividends paid to preferred shareholders of PNFP Properties, Inc.	(2,732)	-	-
Net proceeds from sale of common stock	18,192,167	-	12,745,000
Exercise of common stock options	118,113	-	-
Net cash provided by financing activities	224,343,295	189,712,525	126,894,853
Net increase (decrease) in cash and cash equivalents	(20,438,263)	34,241,921	(1,639,947)
Cash and cash equivalents, beginning of period	47,184,050	12,942,129	14,582,076
Cash and cash equivalents, end of period	$ 26,745,787	$ 47,184,050	$ 12,942,129

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) was formed on February 28, 2000 (inception) and is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Pinnacle National is a commercial bank located in Nashville, Tennessee. Pinnacle National provides a full range of banking services in its primary market area of Davidson County and the surrounding counties. Pinnacle National commenced its banking operations on October 27, 2000. PFP Title Company is a wholly-owned subsidiary of Pinnacle National. PFP Title Company sells title insurance policies to Pinnacle National customers and others. PNFP Holdings, Inc. is a wholly-owned subsidiary of PFP Title Company and is the parent of PNFP Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations. Pinnacle Community Development, Inc. is a wholly-owned subsidiary of Pinnacle National and is certified as a Community Development Entity by the Community Development Financial Institutions Fund of the United States Department of the Treasury. PNFP Statutory Trust I, a wholly-owned subsidiary of Pinnacle Financial, was created for the exclusive purpose of issuing capital trust preferred securities. Pinnacle Advisory Services, Inc. was established as a registered investment advisor pursuant to regulations promulgated by the Board of Governors of the Federal Reserve System. Pinnacle Credit Enhancement Holdings, Inc. was established as a holding company to own a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of letters of credit issued by the investors for the benefit of banks and other financial institutions.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation, other than the accounts of PNFP Statutory Trust I which are included in these consolidated financial statements pursuant to the equity method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2004 was as follows:

	For the years ended December 31,		
	2004	2003	2002
Cash Payments:			
Interest	$ 7,252,494	$ 5,341,687	$ 4,245,453
Income taxes	3,681,817	-	-
Noncash Transactions:			
Transfers of available-for-sale securities to held-to-maturity	27,655,669	-	-
Loans charged-off to the allowance for loan losses	1,032,378	167,023	92,957
Loans foreclosed upon with repossessions transferred to other assets	-	-	-

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held to maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of the security is written down to fair value and the amount of the write-down included in the statement of income.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. Realized gains and losses from the sale of securities are determined using the specific identification method.

Loans Held for Sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Investments in unconsolidated subsidiary and other entities — Pinnacle Financial maintains certain investments, at cost, with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers' Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At December 31, 2004 and 2003, the cost of these investments was $3,269,000 and $2,391,000, respectively.

Other Assets — Included in other assets as of December 31, 2004 and 2003 is approximately $544,000 and $535,000, respectively, net of amortization, related to amounts paid to certain individuals to secure their employment with Pinnacle Financial. These amounts are subject to certain agreements whereby a certain pro rata amount will be owed Pinnacle Financial should the employee leave the employ of Pinnacle Financial within six years of their employment date. Pinnacle Financial is amortizing the amounts to salaries and employee benefits expense on a straight-line basis over 36 to 72 months.

Also included in other assets as of December 31, 2004 and 2003, is approximately $357,000 and $250,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2004, 2003 and 2002, Pinnacle Financial amortized approximately $162,000, $122,000, and $102,000, respectively, related to these costs. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million. Pinnacle National increases the value of the polices based on a crediting rate which is then reset quarterly thereafter. This crediting rate serves to increase the cash surrender value of the policies over the life of the policies. At December 31, 2004 and 2003, the aggregate cash surrender value of these policies, which is reflected in other assets, was $2,010,000 and $1,931,000, respectively. Pinnacle National has not borrowed any funds against these policies.

Also included in other assets at December 31, 2004 and 2003 is $490,000 and $456,000, respectively, which is related to loans which have been sold to correspondent banks. These amounts represent the present value, net of amortization, of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent based on their participation in the loan. Amortization of these amounts was $199,000 and $143,000 for the years ended December 31, 2004 and 2003, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes — Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax asset or net deferred tax liability is included in the accompanying consolidated balance sheets in either other assets or other liabilities.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur.

Pinnacle Financial and its subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Income Per Common Share — Basic earnings per share ("EPS") is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding was attributable to common stock options and warrants.

As of December 31, 2004 and 2003, there were common stock options outstanding to purchase up to 1,068,350 and 907,400 common shares, respectively. Substantially all of these shares have exercise prices, which when considered in relation to the average market price of Pinnacle Financial's common stock, are considered dilutive and are considered in Pinnacle Financial's diluted income per share calculation for each of the years in the three year period ended December 31, 2004. Additionally, as of December 31, 2004 and 2003, Pinnacle Financial had outstanding warrants to purchase 406,000 common shares which have been considered in the calculation of Pinnacle Financial's diluted income per share for the years ended December 31, 2004 and 2003.

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2004:

	2004	2003	2002
Basic earnings per share calculation:			
Numerator – Net income	$ 5,318,910	$ 2,554,639	$ 648,060
Denominator – Average common shares outstanding	7,750,943	7,384,106	6,108,942
Basic earnings per share	$ 0.69	$ 0.35	$ 0.11
Diluted earnings per share calculation:			
Numerator – Net income	$ 5,318,910	$ 2,554,639	$ 648,060
Denominator – Average common shares outstanding	7,750,943	7,384,106	6,108,942
Dilutive shares contingently issuable	947,196	491,900	127,902
Average dilutive common shares outstanding	8,698,139	7,876,006	6,236,844
Diluted earnings per share	$ 0.61	$ 0.32	$ 0.10

On April 20, 2004, the Board of Directors of Pinnacle Financial approved a two for one stock split of the Company's common stock payable as a 100% stock dividend on May 10, 2004 to shareholders of record on April 30, 2004. Pinnacle Financial has retroactively applied the impact of this stock split in these consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation — In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123"*. This Statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included below.

Pinnacle Financial applies APB Opinion 25 and related interpretations in accounting for the stock option plan. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for Pinnacle Financial's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," Pinnacle Financial's net income and net income per share would have been adjusted to the pro forma amounts indicated below for each of the years in the three-year period ended December 31, 2004:

		2004	2003	2002
Net income, as reported		$ 5,318,910	$ 2,554,639	$ 648,060
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects		(300,634)	(197,320)	(152,905)
Pro forma net income		$ 5,018,276	$ 2,357,319	$ 495,155
Per share information:				
Basic net income	As reported	$ 0.69	$ 0.35	$ 0.11
	Pro forma	$ 0.65	$ 0.32	$ 0.08
Diluted net income	As reported	$ 0.61	$ 0.32	$ 0.10
	Pro forma	$ 0.58	$ 0.30	$ 0.08

For purposes of these calculations, the fair value of options granted for each of the years in the three-year period ended December 31, 2004 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2004	2003	2002
Risk free interest rate	1.15%	1.18%	1.74%
Expected life of the options	5.0 years	5.0 years	5.0 years
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	29.9%	41.6%	69.7%
Weighted average fair value	$ 4.26	$ 2.88	$ 2.85

Business Segments — Pinnacle Financial operates in one business segment, commercial banking, and has no individually significant business segments.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss) — Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, Pinnacle Financial's other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities. The following is a summary of other comprehensive income for each of the years in the three-year period ended December 31, 2004.

	2004	2003	2002
Net income, as reported	$ 5,318,910	$ 2,554,639	$ 648,060
Other comprehensive income – Net unrealized holding gains (losses) from available-for-sale securities	(125,673)	(621,905)	719,785
Total comprehensive income	$ 5,193,237	$ 1,932,734	$ 1,367,845

Recent Accounting Pronouncements — In March 2004, the SEC issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the consolidated financial position or results of income of Pinnacle Financial.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and Pinnacle Financial began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Due to the recognition and measurement provisions being suspended and the final rule delayed, Pinnacle Financial is not able to determine whether the adoption of these new provisions will have a material impact on its consolidated financial position or results of income..

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Its adoption is not expected to have a material impact on the consolidated financial position or results of income of Pinnacle Financial.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, "Accounting for Stock-Based

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation. This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. Pinnacle Financial is currently evaluating the provisions of SFAS No. 123R and will adopt it on July 1, 2005 as required.

Reclassifications – Certain previous amounts have been reclassified to conform to the 2004 presentation. Such reclassifications had no impact on net income or loss during any period.

Note 2. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2004 and 2003, the average daily balance maintained at the Federal Reserve was approximately $3,230,000 and $1,703,000, respectively.

Note 3. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. government agency securities	27,164,683	129,219	19,727	27,274,175
Mortgage-backed securities	138,851,236	348,187	672,189	138,527,234
State and municipal securities	12,486,440	71,726	55,481	12,502,685
Corporate notes	2,314,831	-	45,105	2,269,726
	$ 180,817,190	$ 549,132	$ 792,502	$ 180,573,820
Securities held-to-maturity:				
U.S. government agency securities	$ 17,746,555	$ 600	$ 298,605	$ 17,448,550
State and municipal securities	9,849,604	-	163,241	9,686,363
	$ 27,596,159	$ 600	$ 461,846	$ 27,134,913

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ 6,125,689	$ 266,442	$ 39,698	$ 6,352,433
U.S. government agency securities	20,897,437	86,762	64,656	20,919,543
Mortgage-backed securities	103,087,958	506,881	616,953	102,977,886
State and municipal securities	9,590,357	142,970	38,951	9,694,376
	$ 139,701,441	$ 1,003,055	$ 760,258	$ 139,944,238

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 31, 2004, Pinnacle National transferred approximately $27,656,000 of available-for-sale securities to held-to-maturity at fair value. The transfer consisted of substantially all of Pinnacle National's holdings of Tennessee municipal securities and several of its longer-term agency securities. The net unrealized gain on such securities as of the date of transfer was approximately $325,000. This amount is reflected in the accumulated other comprehensive income, net of tax, and is being amortized over the remaining lives of the respective held-to-maturity securities. At December 31, 2004, the unamortized amount approximated $283,000.

Pinnacle Financial realized approximately $357,000 in net gains from the sale of $28,461,000 of available-for-sale securities during the year ended December 31, 2004. Gross realized gains amounted to $421,000 on the sale of $14.5 million of available-for-sale securities while gross realized losses amounted to $64,000 on the sale of $13.9 million of available-for-sale securities during the year ended December 31, 2004. Pinnacle Financial realized $248,000 in net gains on the sale of $23,125,000 of available-for-sale securities during the year ended December 31, 2003. During the year ended December 31, 2003, gross realized gains amounted to $263,000 on the sale of $20.5 million of available-for-sale securities while gross realized losses amounted to $15,000 on the sale of $2.6 million of available-for-sale securities. Pinnacle Financial realized no gains or losses from the sale of securities during the year ended December 31, 2002 as no such transactions occurred.

At December 31, 2004, approximately $135,820,000 of Pinnacle Financial's available-for-sale portfolio was pledged to secure public fund and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2004 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due in one year to five years	5,314,831	5,252,026	4,094,495	4,065,099
Due in five years to ten years	30,273,785	30,409,978	22,450,042	22,033,015
Due after ten years	6,377,338	6,384,582	1,051,622	1,036,799
Mortgage-backed securities	138,851,236	138,527,234	-	-
	$ 180,817,190	$ 180,573,820	$ 27,596,159	$ 27,134,913

At December 31, 2004, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer:

	Investments With an Unrealized Loss of Less than 12 months		Investments With an Unrealized Loss of 12 months or longer		Total Investments at December 31, 2004 With an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency securities	$ 21,426,876	$ 318,332	$ -	$ -	$ 21,426,876	$ 318,332
Mortgage-backed securities	78,476,825	450,064	9,852,117	222,125	88,328,942	672,189
State and municipal securities	14,856,388	208,074	691,803	10,648	15,548,191	218,722
Corporate notes	2,314,831	45,105	-	-	2,314,831	45,105
Total temporarily-impaired securities	$ 117,074,920	$ 1,021,575	$ 10,543,920	$ 232,773	$ 127,618,840	$ 1,254,348

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Pinnacle Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2004, Pinnacle Financial had six issuances (three mortgage backed-securities in the available-for-sale portfolio and three municipal securities in the held-to-maturity portfolio) that had been in an unrealized loss position for more than twelve months. At December 31, 2004, the amortized cost of these securities was approximately $10,777,000 compared to a fair value of $10,544,000. Because the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality and because Pinnacle Financial has the ability and intent to hold all of these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.

Note 4. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Commercial real estate – Mortgage	$ 117,122,607	$ 68,507,350
Commercial real estate – Construction	8,427,763	8,210,646
Commercial – Other	189,456,385	129,881,732
Total Commercial	315,006,755	206,599,728
Consumer real estate – Mortgage	126,907,581	76,041,526
Consumer real estate – Construction	14,990,739	3,077,656
Consumer – Other	15,457,144	11,285,200
Total Consumer	157,355,464	90,404,382
Total Loans	472,362,219	297,004,110
Allowance for loan losses	(5,650,014)	(3,718,598)
Loans, net	$ 466,712,205	$ 293,285,512

Using standard industry codes, Pinnacle Financial periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Pinnacle Financial has a meaningful credit exposure (loans outstanding plus unfunded lines of credit) to borrowers in the trucking industry and to operators of nonresidential buildings. Credit exposure to the trucking industry approximated $43.1 million and $35.0 million, while credit exposure to operators of nonresidential buildings approximated $27.5 million and $16.6 million at December 31, 2004 and 2003, respectively. Levels of exposure to these industry groups are periodically evaluated in order to determine if additional allowance allocations are warranted.

At December 31, 2004 and 2003, Pinnacle Financial had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to $561,000; $379,000 and $1,845,000 at December 31, 2004, 2003 and 2002, respectively. In each case, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had these loans been on accruing status, interest income would have been higher by $41,000; $75,000 and $43,000 for each of the years in the three-year period ended December 31, 2004. During the years ended December 31, 2004, 2003 and 2002, the average balance of all impaired loans amounted to $776,000, $1,160,000 and $144,000, respectively. As all loans that were deemed impaired were either on nonaccruing interest status during the entire year or were placed on nonaccruing status on the date they were deemed impaired, no interest income has been recognized on any impaired loans during the three-year period ended December 31, 2004

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 2004 are as follows:

	2004	2003	2002
Balance at beginning of period	$ 3,718,598	$ 2,677,043	$ 1,832,000
Charged-off loans	(1,032,378)	(167,023)	(92,957)
Recovery of previously charged-off loans	15,371	51,298	-
Provision for loan losses	2,948,423	1,157,280	938,000
Balance at end of period	$ 5,650,014	$ 3,718,598	$ 2,677,043

At December 31, 2004, Pinnacle Financial has granted loans and other extensions of credit amounting to approximately $6,565,000 to certain directors, executive officers, and their related entities, of which $4,437,000 had been drawn upon. At December 31, 2003, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $6,484,000 to certain directors, executive officers, and their related entities of which $3,522,000 had been drawn upon. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved.

In December 2003, Pinnacle Financial acquired for $500,000, a $1,500,000 loan that it had previously sold to another financial institution. Pinnacle Financial accounted for the discount under the cost-recovery method pursuant to Practice Bulletin Number 6, *Amortization of Discounts on Certain Acquired Loans,* issued by the Accounting Standards Executive Committee (AcSEC). Under the cost-recovery method of accounting, cash collections were first applied against the $500,000 recorded amount of the loan; when the loan had been reduced to zero, additional amounts received were recognized as income. During the second quarter of 2004, Pinnacle National collected the remaining net book value of the loan and an additional $260,000, of which $217,000 was recognized as interest income and $43,000 was credited to other expense as a recovery of legal expenses incurred by Pinnacle Financial. As a result of a settlement agreement entered into with the borrower, Pinnacle Financial received $80,000 during the third quarter from the sale of certain assets related to this borrower which was recognized as interest income. During the third quarter of 2004, Pinnacle National subsequently sold to a third party a loan to this borrower, which resulted from the settlement agreement, and recognized a $280,000 gain on sale of loans in the accompanying statement of income during the year ended December 31, 2004.

During 2004, 2003 and 2002, Pinnacle Financial sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower's rate of interest. In accordance with generally accepted accounting principles, Pinnacle Financial has reflected a gain on the sale of these participated loans for the years ended December 31, 2004, 2003 and 2002 of approximately $234,000; $334,000 and $120,000, respectively, which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent based on their participation in the loan.

Note 5. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	Range of Useful Lives	2004	2003
Land	-	$ 2,502,525	$ 1,239,552
Buildings and leasehold improvements	15 to 30 years	6,030,354	3,809,939
Furniture and equipment	3 to 15 years	4,694,769	3,301,777
		13,227,648	8,351,268
Accumulated depreciation		(2,096,977)	(1,439,909)
		$ 11,130,671	$ 6,911,359

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense was approximately $657,000; $542,000 and $461,000 for each of the years in the three-year period ended December 31, 2004.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2004, 2003 and 2002 totaled $636,000; $449,000 and $399,000, respectively. At December 31, 2004, the approximate future minimum lease payments due under the aforementioned operating leases for their initial term is as follows:

2005	$ 784,000
2006	815,000
2007	835,000
2008	859,000
2009	883,000
Thereafter	2,263,000
	$ 6,439,000

Note 6. Deposits

At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$ 146,453,000
2006	46,854,000
2007	4,883,000
2008	308,000
2009	7,101,000
	$ 205,599,000

Additionally, at December 31, 2004 and 2003, approximately $165,794,000 and $113,986,000, respectively, of time deposits had been issued in denominations of $100,000 or greater.

Note 7. Federal Home Loan Bank Advances and Other Borrowings

During 2001, Pinnacle National became a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, Pinnacle National is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists Pinnacle National in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB.

At December 31, 2004 and 2003, Pinnacle National had received advances from the FHLB totaling $53,500,000 and $44,500,000, respectively. At December 31, 2004, the scheduled maturities of these advances and interest rates are as follows:

	Scheduled Maturities	Interest Rate Ranges
2005	$ 25,000,000	2.2% to 3.1%
2006	26,500,000	2.0% to 2.8%
2007	2,000,000	3.2%
	$ 53,500,000	
Weighted average interest rate		2.5%

Subsequent to December 31, 2004, the Pinnacle National refinanced a $12,000,000 advance which matured on January 5, 2005 and paid off a $2,000,000 advance which matured on January 28, 2005.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 29, 2003, we established PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. Pinnacle Financial is the sole sponsor of the trust and acquired the Trust's common securities for $310,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 and using the proceeds to purchase $10,310,000 of junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trust are the Subordinated Debentures. Pinnacle Financial's $310,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheets and the $10,310,000 obligation of Pinnacle Financial is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (5.30% at December 31, 2004) which is set each quarter and matures on December 30, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. Pinnacle Financial may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities qualify as Tier I capital under current regulatory definitions. Debt issuance costs of $135,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet as of December 31, 2004. These debt issuance costs are being amortized over ten years using the straight-line method.

At December 31, 2004, Pinnacle National has accommodations which allow Pinnacle National to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. There were no outstanding balances at December 31, 2004 or 2003 under these arrangements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Income Taxes

Income tax expense (benefit) attributable to income from continuing operations for each of the years in the three-year period ended December 31, 2004 consists of the following:

	2004	2003	2002
Current tax expense:			
Federal	$ 2,677,582	$ 710,749	$ -
State	416,987	145,010	-
Total current tax expense	3,094,569	855,759	-
Deferred tax expense (benefit):			
Federal	(765,139)	473,038	295,874
State	(157,147)	96,949	60,250
Total deferred tax expense (benefit)	(922,286)	569,987	356,124
	$ 2,172,283	$ 1,425,746	$ 356,124

Pinnacle Financial's income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% in 2004, 2003 and 2002 to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2004 is as follows:

	2004	2003	2002
Income taxes at statutory rate	$ 2,547,006	$ 1,353,331	$ 341,423
State tax expense, net of federal tax effect	171,494	159,693	39,765
Federal tax credits	(300,000)	-	-
Tax-exempt securities	(156,354)	(69,442)	(11,213)
Other items	(89,863)	(17,836)	(13,851)
Income tax expense (benefit)	$ 2,172,283	$ 1,425,746	$ 356,124

The effective tax rate for 2004 is impacted by Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits to be realized over the next seven years. Tax benefits related to these credits will be recognized for financial reporting purposes in the same periods that the credits are recognized in the Company's income tax returns. The credit that is available for the year ended December 31, 2004 is $300,000. Pinnacle Financial believes that it and its subsidiary will and continue to comply with the various regulatory provisions of the New Markets Tax Credit program such that it will be able to claim the credit in its 2004 Federal income tax return. Also, during 2004, Pinnacle National formed a real estate investment trust which provides Pinnacle Financial with an alternative vehicle for raising capital. Additionally, the ownership structure of this real estate investment trust provides certain income tax benefits to Pinnacle National and Pinnacle Financial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Pinnacle Financial will realize the benefit of these deductible differences. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Loan loss allowance	$ 2,162,332	$ 1,402,434
Other assets	136,790	109,026
	2,299,122	1,511,460
Deferred tax liabilities:		
Depreciation and amortization	62,390	231,524
Other accruals	175,384	140,874
Securities	15,240	92,263
	253,014	464,661
Net deferred tax assets	$ 2,046,108	$ 1,046,799

Note 9. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are generally issued on behalf of an applicant (our customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of Pinnacle Financial's total contractual amount for all off-balance sheet commitments at December 31, 2004 is as follows:

Commitments to extend credit	$ 160,849,000
Standby letters of credit	45,342,000

At December 31, 2004, the fair value of Pinnacle Financial's standby letters of credit was $188,000. This amount represents the unamortized fee associated with these standby letters of credit and is included in the consolidated balance sheet of Pinnacle Financial. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, claims outstanding at December 31, 2004 have no material effect on Pinnacle Financial's consolidated financial statements.

Note 10. Common Stock Offerings and Warrants

During June 2002, Pinnacle Financial concluded a follow-on offering of its common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 2.4 million shares of common stock to the general public at $5.125 per share. The underwriters also exercised an over-allotment option and purchased an additional 360,000 shares at $5.125 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $12.7 million.

During 2004, Pinnacle Financial concluded another follow-on offering of its common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 850,000 shares of common stock to the general public at $20 per share. The underwriters also exercised an over-allotment option and purchased an additional 127,500 shares at $20 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18.2 million.

Three executives of Pinnacle Financial (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of Pinnacle Financial's Board of Directors and two other organizers of Pinnacle Financial were awarded on August 18, 2000, warrants to acquire 406,000 shares of common stock at $5.00 per share. The warrants are exercisable until August 18, 2010. As of December 31, 2004, all of the warrants were exercisable.

Note 11. Salary Deferral Plan

Pinnacle Financial has a 401(k) retirement plan covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary subject to regulatory limitations with Pinnacle Financial matching 50% of the first 6% deferred in Pinnacle Financial stock. Pinnacle Financial's expense associated with the matching component of this plan for each of the years in the three-year period ended December 31, 2004 was approximately $199,000; $143,000 and $100,000, respectively, and is included in the accompanying statements of income in salaries and employee benefits expense.

Note 12. Stock Option Plan and Restricted Shares

Pinnacle Financial has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. All of the options are intended to be incentive

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plan vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The shareholders of Pinnacle Financial approved an allocation of 520,000 common shares toward this plan.

A summary of the plan changes during each of the years in the three-year period ended December 31, 2004 is as follows:

	Number	Weighted-Average Exercise Price
Outstanding at December 31, 2001	**478,400**	**$ 4.74**
Granted	259,400	5.01
Exercised	-	-
Forfeited	(13,100)	4.54
Outstanding at December 31, 2002	**724,700**	**$ 4.84**
Granted	185,800	7.55
Exercised	-	-
Forfeited	(3,100)	5.73
Outstanding at December 31, 2003	**907,400**	**$ 5.39**
Granted	189,080	14.65
Exercised	(23,780)	4.89
Forfeited	(4,350)	7.86
Outstanding at December 31, 2004	**1,068,350**	**$ 7.03**

The following table summarizes information about Pinnacle Financial's stock option plan at December 31, 2004.

Grant date by year	Number of Remaining Shares Outstanding	Remaining Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number of Shares Exercisable
2000	359,400	6.0	$ 5.00	287,520
2001	94,540	6.2	3.82	56,724
2002	245,480	7.1	5.01	98,192
2003	181,100	8.4	7.55	36,220
2004	187,830	9.2	14.65	-
	1,068,350	7.2	$ 7.03	478,656

On January 20, 2005, Pinnacle Financial granted options to purchase 141,182 common shares to certain employees at an exercise price of $23.88 per share. These options will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant.

Additionally, Pinnacle Financial's 2004 equity incentive plan provides for the granting of restricted share awards and other performance-based awards, such as stock appreciation rights. During 2004, Pinnacle Financial awarded 3,846 shares of restricted common stock to certain executives of Pinnacle Financial. The forfeiture restrictions on the restricted shares lapse in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets for the 2004, 2005 and 2006 fiscal years or earnings and soundness targets for the three year period ended December 31, 2006. Compensation expense associated with the restricted share awards is recognized over the time period that the restrictions associated with the awards lapse. As a result, at each financial reporting date, the restricted shares are marked to fair value and compensation expense is measured based on the anticipated number of shares that will ultimately vest and the timing of the vesting period. Earnings and soundness targets for the 2004 fiscal year were achieved and the restrictions related to 1,282 shares were released. For the year ended December 31, 2004, Pinnacle Financial recognized approximately $43,000 in compensation costs attributable to these awards.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Employment Contracts

Pinnacle Financial has entered into three continuously automatic-renewing three-year employment agreements with three of its senior executives, the President and Chief Executive Officer, the Chairman of the Board and Chief Financial Services Officer and the Chief Administrative Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events", Pinnacle Financial will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and other events.

Note 14. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For the years ended December 31, 2004, 2003, and 2002, Pinnacle Financial incurred approximately $141,000, $137,000 and $110,000, respectively, in expense for services rendered by this public relations company. Another director is an officer in an insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies.

Pinnacle Financial's wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc., owns a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of letters of credit issued by the investors for the benefit of banks and other financial institutions. An employee of Pinnacle National also owns a 24.5% interest in Collateral Plus, LLC. The financial impact of Pinnacle Credit Enhancement Inc.'s 24.5% ownership of Collateral Plus, LLC to Pinnacle Financial's financial statements as of and for each of the three years ended December 31, 2004 was not significant.

Note 15. Fair Value of Financial Instruments

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash, Due From Banks and Fed Funds Sold - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

Securities - Fair values for securities are based on available quoted market prices.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits, Securities Sold Under Agreements to Repurchase, Advances from the Federal Home Loan Bank and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase and subordinated debt approximate their fair values. Fair values for certificates of deposit and advances from the Federal Home Loan Bank are estimated using discounted cash flow models, using current market interest rates offered on certificates and advances with similar remaining maturities.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to Pinnacle Financial until such commitments are funded. Pinnacle Financial has determined that the fair value of these instruments is not significant.

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2004 and 2003 were as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash, due from banks, and Federal funds sold	$ 26,745,787	$ 26,745,787	$ 47,184,050	$ 47,184,050
Securities available-for-sale	180,573,820	180,573,820	139,944,238	139,944,238
Securities held-to-maturity	27,596,159	27,134,913	-	-
Mortgage loans held-for-sale	1,634,900	1,634,900	1,582,600	1,582,600
Loans, net	466,712,205	467,290,014	293,285,512	296,613,342
Financial liabilities:				
Deposits and securities sold under agreements to repurchase	$ 602,654,870	$ 601,379,055	$ 405,619,122	$ 406,219,648
Federal Home Loan Bank advances	53,500,000	53,183,141	44,500,000	44,639,973
Subordinated debt	10,310,000	10,310,000	10,310,000	10,310,000
	Notional Amount		Notional Amount	
Off-balance sheet instruments:				
Commitments to extend credit	$ 160,849,000	$ -	$ 95,615,000	$ -
Standby letters of credit	45,342,000	-	30,317,000	-

Note 16. Regulatory Matters

Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. Pinnacle Financial is also subject to limits on payment of dividends to its shareholders by the rules, regulations and policies of federal banking authorities. Pinnacle Financial has not paid any dividends to date, nor does it anticipate paying dividends to its shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition and other factors.

Pinnacle Financial and Pinnacle National are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle National must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial's and Pinnacle National's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and Pinnacle National to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004 and 2003, Pinnacle Financial and Pinnacle National meet all capital adequacy requirements to which they are subject. To be categorized as well-capitalized, Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Pinnacle Financial and Pinnacle National's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2004						
Total capital to risk weighted assets:						
Pinnacle Financial	$73,540	12.7%	$46,410	8.0%	not applicable	
Pinnacle National	$63,775	11.0%	$46,373	8.0%	$57,967	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$67,880	11.7%	$23,205	4.0%	not applicable	
Pinnacle National	$58,115	10.0%	$23,187	4.0%	$34,780	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$67,880	9.7%	$28,134	4.0%	not applicable	
Pinnacle National	$58,115	8.3%	$28,116	4.0%	$35,145	5.0%
At December 31, 2003						
Total capital to risk weighted assets:						
Pinnacle Financial	$47,914	12.8%	$29,981	8.0%	not applicable	
Pinnacle National	$38,617	10.3%	$29,944	8.0%	$37,430	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$44,185	11.8%	$14,990	4.0%	not applicable	
Pinnacle National	$34,888	9.3%	$14,972	4.0%	$22,458	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$44,185	9.7%	$18,188	4.0%	not applicable	
Pinnacle National	$34,888	7.7%	$18,188	4.0%	$22,735	5.0%

(*) Average assets for the above calculations were fourth quarter amounts.

In connection with approving Pinnacle Financial's issuance of Trust Preferred Securities, the Federal Reserve Bank of Atlanta ("FRB-Atlanta") required Pinnacle Financial to maintain a Total capital to risk-weighted assets ratio of 10%, a Tier 1 capital to risk-weighted assets ratio of 6% and a Tier 1 capital to average-assets ratio of 5% during the year ended December 31, 2004. Furthermore, and in order to provide additional assurance to the FRB-Atlanta as to the maintenance of these ratios, Pinnacle Financial's President and Chief Executive Officer, Chairman and Chief Administrative Officer agreed to exercise their common stock warrant agreements should it become apparent that maintenance of the ratios at the required levels would not occur otherwise during the year ended December 31, 2004. During the year ended December 31, 2004, no such exercise of common stock warrants was required and this additional commitment of these executive officers expired at December 31, 2004. Thus, Pinnacle Financial believes that it has met the Federal Reserve Bank of Atlanta's requirements as of December 31, 2004 in connection with this matter.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of income, and cash flows of Pinnacle Financial as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004:

CONDENSED BALANCE SHEETS

	2004	2003
Assets:		
Cash	$ 8,091,049	$ 9,108,723
Investments in consolidated subsidiaries:		
Pinnacle National	58,140,549	35,039,058
Pinnacle Advisory Services.	15,450	-
Pinnacle Credit Enhancement Holdings	245	-
Investment in unconsolidated PNFP Statutory Trust I subsidiary	310,000	310,000
Income taxes receivable from subsidiaries	1,807,272	902,819
Other assets	139,175	151,540
	$ 68,503,740	$ 45,512,140
Liabilities and stockholders' equity:		
Current income taxes payable	312,221	855,759
Subordinated debt	10,310,000	10,310,000
Other liabilities	1,344	10,000
Stockholders' equity	57,880,175	34,336,381
	$ 68,503,740	$ 45,512,140

CONDENSED STATEMENTS OF INCOME

	2004	2003	2002
Revenues:			
Interest income	$ 63,121	$ 24,833	$ 41,983
Expenses:			
Interest expense – subordinated debentures	431,318	-	-
Compensation expense – restricted stock	43,009	-	-
Other expense	100,179	23,113	-
Income (loss) before income taxes and equity in income of subsidiaries	(511,385)	1,720	41,983
Income tax (expense) benefit	198,516	(657)	(16,217)
Income before equity in income of subsidiaries	(312,869)	1,063	25,766
Equity in income of subsidiaries	5,631,779	2,553,576	622,294
Net income	$ 5,318,910	$ 2,554,639	$ 648,060

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2004	2003	2002
***Operating activities*:**			
Net income	$ 5,318,910	$ 2,554,639	$ 648,060
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization of compensation expense related to restricted stock awards	43,009	-	-
Increase in income taxes receivable, net	(1,447,991)	(47,060)	-
Decrease (increase) in other assets	12,365	(1,540)	-
Increase (decrease) in other liabilities	(8,656)	4,385	5,615
Deferred tax expense (benefit)	-	47,726	16,217
Equity in income of subsidiaries	(5,631,779)	(2,553,576)	(622,294)
Net cash provided (used) by operating activities	(1,714,142)	4,574	47,598
Investing activities –			
Investment in unconsolidated Trust	-	(310,000)	-
Investment in consolidated subsidiaries:			
Pinnacle National	(17,556,000)	(4,244,500)	(10,080,000)
Other subsidiaries	(57,812)	-	-
Net cash used by investing activities	(17,613,812)	(4,554,500)	(10,080,000)
Financing activities –			
Proceeds from issuance of subordinated debt	-	10,310,000	-
Debt issuance costs related to issuance of subordinated debt	-	(150,000)	-
Net proceeds from sale of common stock	18,192,167	-	12,745,000
Exercise of common stock options	118,113	-	-
Net cash provided by financing activities	18,310,280	10,160,000	12,745,000
Net increase (decrease) in cash	(1,017,674)	5,610,074	2,712,598
Cash, beginning of year	9,108,723	3,498,649	786,051
Cash, end of year	$ 8,091,049	$ 9,108,723	$ 3,498,649

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Investments in Affiliated Companies (unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 30, 2003. Summary financial information for the Trust follows (dollars in thousands):

Summary Balance Sheet

	At Dec. 31, 2004	At Dec. 31, 2003
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 10,310	$ 10,310
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	10,000	10,000
Common stock (100% owned by Pinnacle Financial)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	$ 10,310

Summary Income Statement

	Years Ended Dec. 31, 2004	2003
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$ 431	$ -
Net Income	$ 431	$ -

Summary Statement of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, December 31, 2003	$ 10,000	$ 310	$ -	$ 10,310
Retained earnings:				
Net income	-	-	431	431
Dividends:				
Trust preferred securities	-	-	(418)	(418)
Common dividends paid to Pinnacle Financial	-	-	(13)	(13)
Total retained earnings	-	-	-	-
Ending balances, December 31, 2004	$ 10,000	$ 310	$ -	$ 10,310

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for the years ended December 31, 2004 and 2003 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Interest income $	5,666	$ 6,225	$ 7,214	$ 8,574
Net interest income	4,152	4,536	5,299	6,278
Provision for loan losses	354	449	1,012	1,134
Net income before taxes	1,611	1,655	1,961	2,263
Net income	1,071	1,168	1,391	1,689
Basic net income per share $	*0.15*	*$ 0.16*	*$ 0.18*	*$ 0.20*
Diluted net income per share $	*0.13*	*$ 0.14*	*$ 0.16*	*$ 0.18*
2003				
Interest income $	3,946	$ 4,369	$ 4,702	$ 5,244
Net interest income	2,636	2,984	3,385	3,893
Provision for loan losses	288	347	318	204
Net income before taxes	568	839	1,228	1,345
Net income	373	537	787	858
Basic net income per share $	*0.05*	*$ 0.08*	*$ 0.11*	*$ 0.12*
Diluted net income per share $	*0.05*	*$ 0.07*	*$ 0.10*	*$ 0.11*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Pinnacle Financial Partners, Inc.'s internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Pinnacle Financial Partners, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Pinnacle Financial Partners, Inc.'s independent registered public accounting firm has issued an audit report on Pinnacle Financial Partners Inc.'s management's assessment of the company's internal control over financial reporting. This report appears on page 63 of this 2004 Annual Report to Shareholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pinnacle Financial Partners, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited management's assessment, included in the accompanying Report on Internal Control Over Financial Reporting, that Pinnacle Financial Partners, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pinnacle Financial Partners, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pinnacle Financial Partners, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Pinnacle Financial Partners, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 25, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
February 25, 2005

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Stock Market's National Market System under the symbol "PNFP". The following table shows the high and low bid price information for Pinnacle Financial's common stock for each quarter in 2004 and 2003as reported on the Nasdaq National Market System. The stock prices set forth below are adjusted to reflect our two-for-one common stock split paid on May 10, 2004.

	Bid Price Per Share	
	High	Low
2004:		
First quarter	$ 15.50	$ 11.65
Second quarter	18.67	13.50
Third quarter	23.70	17.70
Fourth quarter	25.10	21.35
2003:		
First quarter	$ 14.14	$ 12.76
Second quarter	17.00	13.05
Third quarter	19.94	16.00
Fourth quarter	25.90	19.35

As of February 15, 2005, Pinnacle Financial had approximately 70 shareholders of record and, additionally, approximately 2,600 beneficial owners.

Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National has achieved a level of profitability appropriate to fund such dividends and support asset growth. Pinnacle Financial did not repurchase any shares of its common stock during the quarter ended December 31, 2004.

BOARD OF DIRECTORS

ADDITIONAL FOUNDERS

John W. Eakin, Jr.
President
Eakin Properties, LLC

David B. Ingram
Chairman and President
Ingram Entertainment, Inc.

Hugh M. Queener
Executive Vice President and Chief Administrative Officer
Pinnacle Financial Partners, Inc.

LEADERSHIP TEAM

M. Terry Turner
President and Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

Gerald M. Hampton
Senior Vice President and Financial Advisor

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

James E. White
Executive Vice President and Chief Lending Officer

P. Barry Moody
Executive Vice President and Manager
Pinnacle Asset Management

Joanne B. Jackson
Executive Vice President and Manager
Client Services Group

Charles B. McMahan
Executive Vice President and Senior Credit Officer

Harold R. Carpenter
Executive Vice President and Chief Financial Officer

LOCATIONS

Corporate Main Office:
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Nashville Locations:
Pinnacle Downtown
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Pinnacle Green Hills
2307 Crestmoor Drive
Nashville, Tennessee 37215
(615) 743-3500

Pinnacle West End
2300 West End Avenue
Nashville, Tennessee 37203
(615) 690-4000

Pinnacle Rivergate
847 Conference Drive
Goodlettsville, Tennessee 37072
(615) 744-3290

Williamson County Locations:
Pinnacle Brentwood
7029 Church Street East
Brentwood, Tennessee 37027
(615) 744-5100

Pinnacle Cool Springs
7040 Carothers Parkway
Franklin, Tennessee 37067
(615) 744-3770

Pinnacle Franklin
216 South Royal Oaks Boulevard
Franklin, Tennessee 37064
(615) 690-4030

GENERAL COUNSEL

Bass, Berry & Sims PLC
Nashville, Tennessee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Nashville, Tennessee

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Company's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 19, 2005. The meeting will be held at our corporate offices at 211 Commerce Street, Nashville, Tennessee. Further information regarding this meeting can be found in the Company's proxy statement for the 2005 Annual Meeting.

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016-3572

STOCK LISTING

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq under the trading symbol "PNFP."

"FRIENDS OF PINNACLE" ANNOUNCEMENTS

The Company maintains an e-mail listing so that important financial news and insights as well as news about Pinnacle can be distributed quickly and efficiently. If you would like to be added to our "Friends of Pinnacle" distribution listing, please call us at (615)744-3700, or log on to www.pnfp.com and complete the "Contact Us" form.


Pinnacle
FINANCIAL PARTNERS

Pinnacle Financial Partners, Inc.
Commerce Center
211 Commerce Street
Nashville, TN 37201
(615)744-3700
www.pnfp.com


EQUAL HOUSING
LENDER